SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated Financial Statements for the Six Months Ended June 30, 2008

You should read the selected consolidated financial data below together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2007 and 2008 included in this Current Report on Form 6-K. Results of operations in the first six months of 2008 may not be indicative of results of operations for the remainder of 2008 or the full year of 2008.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 19 of Notes to Consolidated Financial Statements included herein for a description of these differences and a reconciliation of certain Korean GAAP items to U.S. GAAP.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

	For the Six Months Ended June 30,
	2007		2008
	(In billions of Won) (Unaudited)
INCOME STATEMENT DATA

Korean GAAP
Operating revenues	(Won)	9,252	(Won)	10,058
Operating expenses		8,166		9,369
Operating income		1,086		689
Non-operating revenues		262		316
Gain on valuation of derivatives		7		139
Interest income		70		65
Non-operating expenses		400		638
Foreign currency translation loss		2		228
Loss on valuation of derivatives		8		2
Interest expense		261		218
Income from continuing operations before income taxes expense		948		367
Income tax expense from continuing operations		284		63
Income from continuing operations		665		304
Net income		666		304
Attributable to equity holders of the parent		596		315
Attributable to minority interests		69		(11)

U.S. GAAP (1)
Net earnings		641		385

	As of December 31, 2007		As of June 30, 2008
	(In billions of Won) (Unaudited)
BALANCE SHEET DATA

Korean GAAP
Working capital (2)	(Won)	564	(Won)	1,013
Net property and equipment		15,288		15,342
Total assets		24,127		24,984
Long-term bonds		5,843		6,861
Long-term borrowings in Korean Won		111		136
Long-term borrowings in foreign currency		20		109
Refundable deposits for telephone installation		841		813
Total stockholders’ equity		11,138		10,970

U.S. GAAP (1)
Net property and equipment	(Won)	14,671	(Won)	14,642
Total assets		24,023		24,860
Total stockholders’ equity		8,438		8,440

	As of December 31, 2007	As of June 30, 2008
OPERATING DATA

Lines installed (thousands) (3)	26,671	25,840
Lines in service (thousands) (3)	19,980	19,768
Lines in service per 100 inhabitants (4)	41.2	40.7
Mobile subscribers (thousands) (5)	13,721	14,165
Broadband Internet subscribers (thousands)	6,516	6,687

(1)	See Note 19 of Notes to Consolidated Financial Statements included herein for reconciliation to U.S. GAAP.
(2)	“Working capital” means current assets minus current liabilities.
(3)	Including public telephones.
(4)	Excluding public telephones.
(5)	Includes subscribers of KTF and resale subscribers of KT Corporation. As of December 31, 2007, KTF had approximately 10.8 million subscribers and KT Corporation had approximately 2.9 million resale subscribers. As of June 30, 2008, KTF had approximately 11.3 million subscribers and KT Corporation had approximately 2.9 million resale subscribers.

Results of Operations

Operating Revenues

The following table shows a breakdown of our operating revenues and each amount as a percentage of total operating revenues in the first six months of 2007 and 2008.

	For the Six Months Ended June 30,
	2007			2008
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Telephone services:
Local service	(Won)	1,431	15.5%	(Won)	1,387	13.8%
Non-refundable telephone service installation fees		23	0.2		17	0.2
Domestic long-distance service		341	3.7		304	3.0
International long-distance service		198	2.1		242	2.4
Land-to-mobile interconnection		813	8.8		720	7.2

Sub-total		2,806	30.3		2,670	26.6

Internet services:
Broadband Internet access service		1,043	11.3		1,025	10.2
Other Internet-related services (1)		213	2.3		290	2.9

Sub-total		1,256	13.6		1,315	13.1

Mobile services		2,853	30.9		3,098	30.8
Sales of goods (2)		1,205	13.0		1,670	16.6
Data communication service		632	6.8		645	6.4
Miscellaneous revenues (3)		501	5.4		660	6.5

Total operating revenues	(Won)	9,252	100.0%	(Won)	10,058	100.0%

(1)	Includes revenues from Kornet Internet connection service and services provided by our Internet data centers, Bizmeka and MegaTV.
(2)	Includes mobile handset sales.
(3)	Includes revenues from information technology, network and international call resale services.

We have two reportable operating segments—a wireline communications segment and a mobile services segment. Wireline communications include all services provided to fixed line customers, including Internet access services, data communication services, leased line services and telephone services. Mobile services include both PCS service and IMT-2000 service. All financial information included in the wireline communications segment discussion is based on non-consolidated financial statements of KT Corporation prior to elimination of intercompany transactions. All financial information included in the mobile service segment discussion is based on non-consolidated financial statements of KTF prior to elimination of intercompany transactions. The operations of all other entities which fall below the reporting thresholds are included in the “Other” segment, and include entities providing, among others, submarine cable construction and group telephone management.

Our operating revenues in the first six months of 2008 were Won 10,058 billion, representing an 8.7% increase from operating revenues of Won 9,252 billion in the corresponding period in 2007. The increase in operating revenues was due primarily to (1) a 38.6% increase in sales of goods; (2) an 8.6% increase in revenues from mobile services; (3) a 31.7% increase in miscellaneous revenues and (4) a 4.7% increase in revenues from Internet services. These increases were partially offset by a 4.8% decrease in revenues from telephone services. Specifically:

•

The 38.6% increase in our sale of goods to Won 1,670 billion in the first six months of 2008 from Won 1,205 billion in the corresponding period in 2007 was primarily due to an increase in the sale of handsets to those who elected to upgrade their handsets that are compatible with third-generation HSDPA-based IMT-2000 services.

•

The 8.6% increase in our mobile service revenues to Won 3,098 billion in the first six months of 2008 from Won 2,853 billion in the corresponding period in 2007 was due principally to an increase in the average monthly revenue per subscriber as well as an increase in the number of third-generation mobile service subscribers. The average revenue per subscriber of mobile services (net of commissions payable to content providers and discounts offered to subscribers) increased by 5.9% to Won 41,130 in the first six months of 2008 from Won 38,825 in the corresponding period in 2007, primarily as a result of an increase in the usage of value-added services and multimedia services related to our third-generation mobile services. The number of mobile service subscribers, including the resale subscribers of KT Corporation, increased by 3.2% to 14.2 million as of June 30, 2008 from 13.7 million as of June 30, 2007.

•

Our miscellaneous revenues increased by 31.7% to Won 660 billion in the first six months of 2008 from Won 501 billion in the corresponding period in 2007 primarily due to an increase in revenues from information technology, network and international call resale services.

•

The 4.7% increase in our revenues from Internet services to Won 1,315 billion in the first six months of 2008 from Won 1,256 billion in the corresponding period in 2007 was primarily due to a 36.2% increase in revenues related to other Internet-related services, the effect of which was offset in part by a 1.7% decrease in revenues from Broadband Internet access service. Our revenues from other Internet-related services increased primarily due to an increase in revenues from services provided by our Internet data centers, Bizmeka and MegaTV.

•

The 4.8% decrease in our revenues from telephone services to Won 2,670 billion in the first six months of 2008 from Won 2,806 billion in the corresponding period in 2007 was primarily due to a 11.4% decrease in land-to-mobile interconnection revenues, a 3.1% decrease in local service revenues and a 10.9% decrease in domestic long-distance service revenues, the aggregate effects of which were offset in part by a 22.2% increase in revenues from international long-distance service. Land-to-mobile interconnection revenues decreased primarily due to an increase in the volume of calls between mobile service subscribers, which in turn reduced the volume of calls between landline users to mobile subscribers. Our local service and domestic long-distance service revenues decreased primarily due to decreases in local call pulses and the number of domestic long-distance call minutes resulting from the continuing substitution effect from increase in usage of mobile telephone services and the Internet. On the other hand, our revenues from international long-distance service increased primarily due to an increase in the volume of calls from specific service providers utilizing our international long-distance network.

Operating Expenses

Our operating expenses in the first six months of 2008 were Won 9,369 billion, representing a 14.7% increase from Won 8,166 billion in the corresponding period in 2007. The following table shows a breakdown of our operating expenses and each amount as a percentage of total operating revenues in the first six months of 2007 and 2008.

	For the Six Months Ended June 30,
	2007			2008
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Depreciation and amortization	(Won)	1,696	18.3%	(Won)	1,689	16.8%
Salaries and related costs		1,522	16.4		1,576	15.7
Other operating and maintenance expenses (1)		4,949	53.5		6,104	60.7

Total operating expenses	(Won)	8,166	88.3%	(Won)	9,369	93.1%

(1)	Including transfers to other accounts of Won (21) billion in the first six months of 2007 and Won (19) billion in the first six months of 2008.

Wireline Communications. Operating expenses increased by 4.5% to Won 5,295 billion in the first six months of 2008 from Won 5,069 billion in the corresponding period in 2007.

Mobile Service. Operating expenses increased by 27.2% to Won 4,298 billion in the first six months of 2008 from Won 3,378 billion in the corresponding period in 2007.

The following is a discussion of the principal components of our operating expenses.

Depreciation and Amortization

Depreciation and amortization expense decreased by 0.4% to Won 1,689 billion in the first six months of 2008 from Won 1,696 billion in the corresponding period in 2007.

Wireline Communications. Depreciation and amortization expense increased by 0.9% to Won 978 billion in the first six months of 2008 from Won 969 billion in the corresponding period in 2007.

Mobile Service. Depreciation and amortization expense decreased by 2.3% to Won 558 billion in the first six months of 2008 from Won 571 billion in the corresponding period in 2007.

Salaries and Related Costs

The principal components of salaries and related costs are salaries and wages, employee welfare, provisions for severance indemnities and share-based payments. Employee welfare include meal subsidies and commuting subsidies. Provision for severance indemnities includes a lump-sum amount paid to employees who have been employed by us for more than one year when they leave.

Salaries and related costs increased by 3.5% to Won 1,576 billion in the first six months of 2008 from Won 1,522 billion in the corresponding period in 2007, primarily due to an increase in salaries and wages resulting from an increase in the average salary rate in the first six months of 2008 compared to the corresponding period in 2007, the effect of which was offset in part by a decrease in the number of employees. The following table shows a breakdown of our salaries and related costs and each amount as a percentage of total operating revenues in the first six months of 2007 and 2008.

	For the Six Months Ended June 30,
	2007			2008
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Salaries and wages	(Won)	1,076	11.6%	(Won)	1,131	11.2%
Employee welfare		260	2.8		266	2.6
Provisions for severance indemnities		186	2.0		177	1.8
Share-based payments		1	0.0		1	0.0

Total salaries and related costs	(Won)	1,522	16.4%	(Won)	1,576	15.7%

Wireline Communications. Salaries and related costs increased by 2.1% to Won 1,327 billion in the first six months of 2008 from Won 1,299 billion in the corresponding period in 2007, primarily due to an increase in salaries and wages resulting from an increase in the average salary rate in the first six months of 2008 compared to the corresponding period in 2007. The number of employees at KT Corporation decreased by 2.1% to 36,400 as of June 30, 2008 from 37,162 as of June 30, 2007.

Mobile Service. Salaries and related costs increased by 4.8% to Won 119 billion in the first six months of 2008 from Won 114 billion in the corresponding period in 2007, primarily due to an increase in salaries and wages resulting from an increase in the average salary rate in the first six months of 2008 compared to the corresponding period in 2007. The number of employees at KTF decreased by 1.2% to 2,557 as of June 30, 2008 from 2,588 as of June 30, 2007.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses in the first six months of 2008 were cost of goods sold, sales commissions to sales agents, commissions, interconnection payments for landline to mobile calls and promotion expenses.

The following table shows a breakdown of our other operating and maintenance expenses and each amount as a percentage of total operating revenues in the first six months of 2007 and 2008.

	For the Six Months Ended June 30,
	2007			2008
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Cost of goods sold	(Won)	1,014	11.0%	(Won)	1,493	14.8%
Sales commissions		1,008	10.9		1,238	12.3
Commissions		549	5.9		718	7.1
Interconnection charges		576	6.2		624	6.2
Promotion		316	3.4		584	5.8
Repairs and maintenance		274	3.0		280	2.8
Cost of services (commissions for system integration services and miscellaneous services)		342	3.7		234	2.3
International settlement payment		92	1.0		131	1.3
Advertising		132	1.4		121	1.2
Rent		99	1.1		117	1.2
Electric and water charges		110	1.2		117	1.2
Research		99	1.1		107	1.1
Taxes and dues		98	1.1		102	1.0
Others (1)		240	2.5		238	2.3

Total other operating and maintenance expenses	(Won)	4,949	53.5%	(Won)	6,104	60.7%

(1)	Including transfers to other accounts of Won (21) billion in the first six months of 2007 and Won (19) billion in the first six months of 2008.

Other operating and maintenance expenses in the first six months of 2008 were Won 6,104 billion, representing a 23.3% increase from Won 4,949 billion in the corresponding period in 2007. Other operating and maintenance expenses increased primarily due to a 47.2% increase in cost of goods sold, a 84.6% increase in promotion expenses and a 22.8% increase in sales commissions, which were offset in part by a 31.5% decrease in cost of services. Specifically:

•

Our cost of goods sold consists primarily of mobile handsets sold through our consolidated subsidiary KTF and our mobile resale service. Cost of goods sold increased by 47.2% to Won 1,493 billion in the first six months of 2008 from Won 1,014 billion in the corresponding period in 2007 primarily due to an increase in the sale of handsets to those who elected to upgrade their handsets that are compatible with third-generation HSDPA-based IMT-2000 services.

•

Promotion expenses increased by 84.6% to Won 584 billion in the first six months of 2008 from Won 316 billion in the corresponding period in 2007, primarily due to an increase in promotion of our SHOW, Megapass and MegaTV services.

•

Our sales commissions, which consist primarily of commissions paid to sales agents for procurement of new subscribers, increased by 22.8% to Won 1,238 billion in the first six months of 2008 from Won 1,008 billion in the corresponding period in 2007, primarily due to an increase in sales commissions paid relating to procurement of additional subscribers of our SHOW, Megapass and MegaTV services.

•

Cost of services, which consist primarily of commissions for system integration services and miscellaneous services, decreased by 31.5% to Won 234 billion in the first six months of 2008 from Won 342 billion in the corresponding period in 2007 primarily due to a decrease in reliance on third-party outsourcing of information technology and network services and other miscellaneous services.

Wireline Communications. Other operating and maintenance expenses (including transfers to other account) increased by 6.7% to Won 2,990 billion in the first six months of 2008 from Won 2,801 billion in the corresponding period in 2007.

Mobile Service. Other operating and maintenance expenses (including transfers to other accounts) increased by 34.5% to Won 3,621 billion in the first six months of 2008 from Won 2,693 billion in the corresponding period in 2007.

Operating Income

As a result of the above factors, our operating income in the first six months of 2008 was Won 689 billion, representing a 36.5% decrease from Won 1,086 billion in the corresponding period in 2007. Our operating margin, consisting of operating income divided by operating revenues, also decreased to 6.9% in the first six months of 2008 from 11.7% in the corresponding period in 2007.

Wireline Communications. Operating income decreased by 23.1% to Won 701 billion in the first six months of 2008 from Won 912 billion in the corresponding period in 2007 due to a 4.5% increase in operating expenses, which more than offset a 0.2% increase in operating revenues. Operating margin decreased to 11.7% in the first six months of 2008 from 15.2% in the corresponding period in 2007.

Mobile Service. Operating income decreased by 61.7% to Won 77 billion in the first six months of 2008 from Won 201 billion in the corresponding period in 2007 due to a 27.2% increase in operating expenses, which more than offset a 22.2% increase in operating revenue. Operating margin decreased to 1.8% in the first six months of 2008 from 5.6% in the corresponding period in 2007.

Income Taxes

Income taxes expense in the first six months of 2008 decreased by 77.8% to Won 63 billion from Won 284 billion in the corresponding period in 2007 primarily due to a 61.3% decrease in income from continuing operation before income tax expense to Won 367 billion in the first six months of 2008 from Won 948 billion in the corresponding period in 2007 as well as recognition of income tax credit by KTF. The effective tax rates were 17.2% in the first six months of 2008 compared to 30.0% in the corresponding period in 2007.

Wireline Communications. Income tax expenses decreased by 70.2% to Won 77 billion in the first six months of 2008 from Won 257 billion in the corresponding period in 2007 primarily due to reasons discussed above.

Mobile Service. KTF recognized income tax credit of Won 27 billion in the first six months of 2008 compared to income tax expense of Won 14 billion in the corresponding period in 2007, as KTF recognized loss before income tax expense of Won 38 billion in the first six months of 2008 compared to income before income tax expense of Won 142 billion in the corresponding period in 2007.

Net Income

Our net income in the first six months of 2008 was Won 304 billion, compared to Won 666 billion in the corresponding period in 2007. The 54.4% decrease in our net income was primarily attributable to a 36.5% decrease in operating income discussed above, a net loss on foreign currency translation in the first six months of 2008 compared to a net gain in the corresponding period in 2007 and a decrease in reversal of accrued provisions, the effects of which were offset in part by a 77.8% decrease in income taxes discussed above, a net gain on valuation of derivatives in the first six months of 2008 compared to a net loss in the corresponding period in 2007 and a decrease in interest expenses. Specifically:

•

We recorded a net loss on foreign currency translation of Won 207 billion in the first six months of 2008 compared to a net gain of Won 9 billion in the corresponding period in 2007, primarily as a result of depreciation of the Korean Won against the Dollar in the first six months of 2008 compared to a relatively stable Korean Won against the Dollar in the first six months of 2007. In terms of the noon buying rate of the Federal Reserve Bank of New York, the Won depreciated against the Dollar from Won 935.8 to US$1.00 as of December 31, 2007 to Won 1,046.8 to US$1.00 as of June 30, 2008.

•

Our reversal of accrued provisions decreased by 91.8% to Won 4 billion in the first half of 2008 from Won 50 billion in the corresponding period in 2007 primarily due to adjustments in our assumptions used in determining our accrued provisions, including customer usage patterns and expiration of subscription periods.

•

We recorded a net gain on valuation of derivatives of Won 137 billion in the first six months of 2008 compared to a net loss of Won 1 billion in the corresponding period in 2007 primarily due to the depreciation of the Korean Won against the Dollar in the first six months of 2008 compared to a relatively stable Korean Won against the Dollar in the first six months of 2007.

•

Our interest expenses decreased by 16.5% to Won 218 billion in the first six months of 2008 from Won 261 billion in the corresponding period in 2007 primarily as a result of a decrease in our average debt outstanding in the first half of 2008 compared to the corresponding period in 2007.

Wireline Communications. Net income decreased by 48.9% to Won 315 billion in the first six months of 2008 from Won 617 billion in the corresponding period in 2007.

Mobile Service. KTF recorded loss of Won 11 billion in the first six months of 2008 compared to net income of Won 128 billion in the corresponding period in 2007.

Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated:

	For the Six Months Ended June 30,
	2007		2008
	(In billions of Won) (Unaudited)
Net cash provided by operating activities	(Won)	2,520	(Won)	1,162
Net cash used in investing activities		(1,618)		(1,718)
Net cash provided by (used in) financing activities		(757)		49
Cash and cash equivalents at beginning of period		1,829		1,385
Cash and cash equivalents at end of period		1,969		922
Net increase (decrease) in cash and cash equivalents		141		(463)

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of long-term debt. In recent years, we have also used cash for acquisition of treasury shares and shares of our affiliates, dividend payments and payments of retirement and severance benefits for early retirement plans. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.

Net cash used in investing activities was Won 1,618 billion in the first six months of 2007 and Won 1,718 billion in the corresponding period in 2008. Our purchases of property and equipment was Won 1,532 billion in the first six months of 2007 and Won 1,653 billion in the corresponding period in 2008.

In our financing activities, we used cash of Won 628 billion in the first six months of 2007 and Won 880 billion in the corresponding period in 2008 for repayment of long-term debt, including current portion, and we used Won 5 billion in the first six months of 2007 and Won 647 billion in the corresponding period in 2008 for repayment of short-term borrowings. We also used cash of Won 473 billion in the first six months of 2007 and Won 409 billion in the corresponding period in 2008 for payment of dividends.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as the purchase of additional treasury shares and make additional acquisitions of equity interests in consolidated subsidiaries.

We compete in the telecommunications sector in Korea, which is rapidly evolving. We also face increasing competition from new entrants to the market. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of June 30, 2008, we had various contractual obligations and commitments that are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as well as an estimate of our interest payment obligations as of June 30, 2008:

	Payments due by period
Contractual obligations (1)	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	7,734	(Won)	594	(Won)	3,619	(Won)	1,357	(Won)	2,164
Capital lease obligations		19		11		8		0		0
Severance payment obligations		1,652		5		27		65		1,555
Other long-term liabilities reflected on our balance sheet		450		130		320		0		0

Total	(Won)	9,855	(Won)	740	(Won)	3,974	(Won)	1,422	(Won)	3,719

Estimate of interest payment obligations	(Won)	1,694	(Won)	421	(Won)	652	(Won)	295	(Won)	326

(1)	Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including net income and expenses not involving cash payments such as depreciation and amortization, and proceeds of long-term debt. We expect that these sources will continue to be our principal sources of cash in the future. Net income was Won 666 billion in the first half of 2007 and Won 304 billion in the corresponding period of 2008, depreciation and amortization remained relatively stable at Won 1,729 billion in the first half of 2007 and Won 1,718 billion in the corresponding period in 2008 primarily reflecting our capital investment activities during these periods, and aggregate cash proceeds from issuance of bonds and long-term borrowings were Won 545 billion in the first half of 2007 and Won 1,398 billion in the first half of 2008. We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we increased our Medium Term Note program in June 2005 from US$1 billion to US$2 billion, of which US$700 million remained unused as of June 30, 2008. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total stockholders’ equity decreased from Won 11,138 billion as of December 31, 2007 to Won 10,970 billion as of June 30, 2008.

Liquidity

We had working capital (current assets minus current liabilities) surpluses of Won 564 billion as of December 31, 2007 and Won 1,013 billion as of June 30, 2008. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31, 2007		As of June 30, 2008
	(In billions of Won) (Unaudited)
Cash and cash equivalents	(Won)	1,385	(Won)	922
Short-term financial instruments		460		378
Notes and accounts receivable – trade, net of allowance for doubtful accounts		2,611		2,945
Accounts receivable – other		176		186
Inventories		299		470

Our cash, cash equivalents and short-term financial instruments totaled Won 1,845 billion as of December 31, 2007 and Won 1,300 billion as of June 30, 2008. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term investment assets primarily consist of time and trust deposits with maturities between four to twelve months and short-term loans and current portion of securities such as beneficiary certificates and available-for-sale securities.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31, 2007		As of June 30, 2008
	(In billions of Won) (Unaudited)
Notes and accounts payable – trade	(Won)	1,020	(Won)	1,216
Short-term borrowings		226		328
Accounts payable – other		1,442		1,534
Current portion of long-term debt		1,020		593
Accrued expenses		484		686

As of June 30, 2008, we had bank overdraft agreements for borrowings up to Won 1,021 billion, commercial paper issuance agreements for borrowings up to Won 321 billion, collateralized loans on trade accounts receivables of up to Won 700 billion, note discount for borrowings up to Won 10 billion, letters of credit agreements for borrowings up to US$95 million, working capital loans of up to Won 1 billion and US$7 million, a collection agreement for foreign-currency denominated checks up to US$1 million and a foreign currency guarantee of up to US$1.1 million. As of June 30, 2008, Won 135 billion and US$28 million were outstanding under these facilities. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

U.S. GAAP Reconciliation

In the first half of 2008, we recorded net earnings of Won 385 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of Won 315 billion under Korean GAAP, and in the first half of 2007, we recorded net earnings of Won 641 billion under U.S. GAAP compared to net income (attributable to equity holders of the parent) of Won 596 billion under Korean GAAP, in each case primarily because of differences in the treatment of reversal of goodwill amortization relating to equity method investments and depreciation of property and equipment.

Stockholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 2,530 billion as of June 30, 2008 primarily as a result of the differences in the treatment of:

•	minority interests;

•	impairment loss relating to equity investees;

•	accumulated depreciation; and

•	service installation fees,

the effects of which were offset in part by differences in the treatment of equity in earnings of equity method affiliates related to:

•	reversal of goodwill amortization; and

•	additional acquisitions of equity investees.

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 19 to the Consolidated Financial Statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2007 and June 30, 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
ASSETS

CURRENT ASSETS :

Cash and cash equivalents (Note 2)	(Won)	1,384,985	(Won)	922,134	$880,908
Short-term investment assets (Note 3)		460,170		378,208	361,299
Accounts receivable–trade, less allowance for doubtful accounts of (Won)484,713 million in 2007 and (Won)477,464 million in 2008 (Notes 2 and 9)		2,611,469		2,944,628	2,812,981
Loans		261,721		460,569	439,978
Receivables under finance lease (Note 2)		41,893		192,252	183,657
Accounts receivable–other, less allowance for doubtful accounts of (Won)93,561 million in 2007 and (Won)97,339 million in 2008 (Note 2)		176,317		186,125	177,804
Accrued revenues		13,684		21,299	20,347
Advance payments		67,272		83,484	79,752
Prepaid expenses		54,918		137,385	131,243
Prepaid income taxes		1,411		574	548
Guarantee deposits		9,414		2,425	2,317
Current portion of derivative instruments assets (Notes 2 and 18)		696		12,690	12,123
Current portion of deferred income tax assets (Note 2)		259,525		244,397	233,471
Inventories (Notes 2 and 4)		299,104		469,664	448,666
Other current assets		220		6,690	6,391

Total Current Assets		5,642,799		6,062,524	5,791,485

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

As of December 31, 2007 and June 30, 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
ASSETS

NON-CURRENT ASSETS :

Available-for-sale securities (Note 2)		83,352		84,418	80,644
Equity method investment securities (Note 2)		234,582		368,325	351,858
Held-to-maturity securities (Note 2)		244		9,225	8,813
Long-term loans to employees		107,675		89,617	85,610
Long-term financial instruments (Note 3)		2,864		87	83
Other investment assets		41,478		63,359	60,526
Property and equipment, net (Notes 2 and 5)		15,288,002		15,342,354	14,656,433
Intangible assets, net (Notes 2 and 6)		1,735,323		1,600,826	1,529,257
Leasehold rights and deposits		347,217		360,994	344,855
Long-term accounts receivable–trade		89,612		171,583	163,912
Long-term loans		273,968		155,741	148,778
Long-term receivables under finance lease(Note 2)		65,018		286,479	273,671
Non-current deferred income tax assets (Note 2)		91,429		202,599	193,541
Long-term accounts receivable–other		36,171		9,791	9,353
Non-current derivative instruments assets (Notes 2 and 18)		3,681		79,022	75,489
Other non-current assets		83,470		96,902	92,570

Total Non-current Assets		18,484,086		18,921,322	18,075,393

TOTAL ASSETS	(Won)	24,126,885	(Won)	24,983,846	$23,866,878

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

As of December 31, 2007 and June 30, 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
LIABILITIES AND EQUITY

CURRENT LIABILITIES :
Accounts payable–trade (Note 9)	(Won)	1,020,487	(Won)	1,216,160	$1,161,788
Short-term borrowings		225,970		328,060	313,393
Accounts payable–other (Note 9)		1,441,686		1,533,634	1,465,069
Advance receipts		87,442		101,412	96,878
Withholdings		200,744		222,059	212,131
Accrued expenses		483,596		686,285	655,603
Income taxes payable		303,096		151,969	145,175
Current portion of long-term bonds and borrowings (Notes 2 and 7)		1,019,802		593,160	566,641
Unearned revenue		7,807		87,259	83,358
Key money deposits (Note 9)		101,360		15,501	14,808
Current portion of derivative instruments liabilities (Notes 2 and 18)		132,325		72,383	69,147
Current portion of accrued provisions (Notes 2 and 8)		47,417		41,432	39,580
Current portion of deferred income tax liabilities (Note 2)		—		13	12
Other current liabilities		6,889		520	497

Total Current Liabilities		5,078,621		5,049,847	4,824,080

NON-CURRENT LIABILITIES :
Long-term bonds (Notes 2 and 7)		5,842,827		6,860,961	6,554,223
Long-term borrowings in Korean won (Note 7)		110,935		136,061	129,978
Long-term borrowings in foreign currency (Note 7)		19,709		108,620	103,764
Provisions for severance indemnities (Note 2)		514,991		549,132	524,582
Refundable deposits for telephone installation		840,962		812,957	776,612
Long-term accounts payable–other (Note 2)		469,255		297,915	284,596
Long-term deposits received		42,257		125,847	120,221
Accrued provisions (Notes 2 and 8)		25,420		15,187	14,508
Deferred income tax liabilities (Note 2)		1,896		1,941	1,854
Other long-term liabilities		42,246		55,141	52,676

Total Non-current Liabilities		7,910,498		8,963,762	8,563,014

Total Liabilities		12,989,119		14,013,609	13,387,094

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

As of December 31, 2007 and June 30, 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
LIABILITIES AND EQUITY

EQUITY :
		8,861,763		8,775,410	8,383,082

Common Stock (Notes 1 and 10)		1,560,998		1,560,998	1,491,209

Capital Surplus (Note 10)		1,272,634		1,258,392	1,202,132

Capital Adjustments:
Treasury stock (Note 13)		(3,825,688)		(3,837,448)	(3,665,885)
Stock options (Notes 2 and 12)		8,880		8,880	8,483
Other share-based payment (Notes 2 and 12)		1,022		710	678

Total Capital Adjustments		(3,815,786)		(3,827,858)	(3,656,724)

Accumulated Other Comprehensive Income (Note 11)
Gain on translation of foreign operations (Note 2)		2,471		10,180	9,725
Loss on translation of foreign operations (Note 2)		(13,195)		(10)	(10)
Unrealized gain on valuation of available-for-sale securities (Note 2)		10,644		7,686	7,342
Unrealized gain on valuation of derivatives (Notes 2 and 18)		2,024		9,325	8,908
Unrealized loss on valuation of derivatives (Notes 2 and 18)		—		(1,018)	(972)
Increase in equity of associates (Note 2)		2,766		9,000	8,598
Decrease in equity of associates (Note 2)		(4,568)		(4,002)	(3,823)

Total Accumulated Other Comprehensive Income		142		31,161	29,768

Retained Earnings		9,843,775		9,752,717	9,316,697

Minority Interest		2,276,003		2,194,827	2,096,702

Total Equity		11,137,766		10,970,237	10,479,784

TOTAL LIABILITIES AND EQUITY	(Won)	24,126,885	(Won)	24,983,846	$23,866,878

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
OPERATING REVENUES (Notes 2, 9 and 14)
Service revenue	(Won)	8,047,195	(Won)	8,388,359	$8,013,335
PCS handset sales		1,205,194		1,669,511	1,594,871

		9,252,389		10,057,870	9,608,206

OPERATING EXPENSES (Notes 2, 9 and 15)		8,166,406		9,368,669	8,949,818

OPERATING INCOME		1,085,983		689,201	658,388

NON-OPERATING REVENUES :
Interest income		69,512		64,920	62,019
Dividend income		501		543	519
Foreign currency transaction gain (Note 2)		2,493		16,233	15,508
Foreign currency translation gain (Note 2)		10,959		21,338	20,384
Equity in income of associates (Note 2)		16,774		16,814	16,062
Gain on breach of contracts		998		446	426
Gain on disposal of useless materials		8,569		—	—
Gain on disposal of short-term investments		170		446	426
Gain on valuation of short-term investments		1,574		381	364
Gain on disposal of available-for-sale securities		3,976		2,979	2,846
Gain on disposal of equity method investment securities		897		—	—
Gain on disposal of property and equipment		13,647		3,299	3,152
Gain on disposal of intangible assets		146		444	424
Reversal of accrued provisions (Note 8)		49,933		4,075	3,893
Reversal of negative goodwill (Notes 2 and 6)		259		65	62
Gain on settlement of derivatives (Note 2)		4,361		4,933	4,712
Gain on valuation of derivatives (Notes 2 and 18)		7,088		138,669	132,470
Other non-operating revenue		70,117		40,012	38,222

Total Non-operating Revenues		261,974		315,597	301,489

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Continued)

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
NON-OPERATING EXPENSES
Interest expense		(261,249)		(218,248)		(208,491)
Other bad debt expense		(11,289)		(5,741)		(5,484)
Foreign currency transaction loss (Note 2)		(2,929)		(13,866)		(13,246)
Foreign currency translation loss (Note 2)		(2,294)		(228,483)		(218,268)
Equity in loss of associates (Note 2)		(2,452)		(8,677)		(8,289)
Donations		(35,709)		(50,077)		(47,838)
Loss on disposal of available-for-sale securities		(520)		—		—
Loss on impairment of available-for-sale securities		(252)		(495)		(473)
Loss on impairment of investment assets		(39)		(2,203)		(2,105)
Loss on disposal of property and equipment		(35,751)		(30,616)		(29,247)
Loss on impairment of property and equipment (Notes 2 and 5)		(1,058)		(19,111)		(18,257)
Loss on disposal of intangible assets		(173)		(836)		(799)
Loss on impairment of intangible assets (Notes 2 and 6)		(3,619)		(203)		(194)
Loss on disposal of accounts receivable–trade (Note 17)		(158)		(341)		(326)
Loss on settlement of derivatives (Note 2)		(5,750)		(5,233)		(4,999)
Loss on valuation of derivatives (Notes 2 and 18)		(7,616)		(2,115)		(2,020)
Other non-operating expense		(28,760)		(51,787)		(49,472)

		(399,618)		(638,032)		(609,508)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		948,339		366,766		350,369

INCOME TAX EXPENSE ON CONTINUING OPERATIONS (Note 2)		283,541		62,908		60,096

NEWLY INCLUDED SUBSIDIARY’S NET LOSS BEFORE ACQUISITION		650		—		—

INCOME FROM CONTINUING OPERATIONS		665,448		303,858		290,273

INCOME FROM DISCONTINUING OPERATIONS		388		—		—

NET INCOME	(Won)	665,836	(Won)	303,858		$290,273

Attributable to :
EQUITY HOLDERS OF THE PARENT	(Won)	596,425	(Won)	314,605	(Won)	300,540
MINORITY INTEREST		69,411		(10,747)		(10,267)

	(Won)	665,836	(Won)	303,858		$290,273

NET INCOME PER SHARE (Note 16)(*)

Basic income per share from continuing operations (in Korean won)	(Won)	2,867	(Won)	1,545		$1,476

Basic net income per share (in Korean won)	(Won)	2,868	(Won)	1,545		$1,476

Diluted income per share from continuing operations (in Korean won)	(Won)	2,867	(Won)	1,545		$1,476

Diluted net income per share (in Korean won)	(Won)	2,868	(Won)	1,545		$1,476

(*)	Income per share attributable to the equity holders of the parent

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	665,836	(Won)	303,858	$290,273

Expenses not involving cash payments :
Share-based payment		739		1,236	1,181
Provision for severance indemnities		185,700		177,018	169,104
Depreciation		1,512,026		1,501,074	1,433,964
Amortization		216,439		216,686	206,998
Provision for doubtful accounts		53,883		65,447	62,521
Interest expense		14,429		14,810	14,148
Foreign currency translation loss		208		228,464	218,250
Other bad debt expense		11,289		5,741	5,484
Loss on disposal of available-for-sale securities		520		—	—
Loss on impairment of available-for-sale securities		252		495	473
Loss on impairment of investments		39		2,203	2,105
Equity in loss of associates		2,452		8,677	8,289
Loss on disposal of property and equipment		35,751		30,616	29,247
Loss on impairment of property and equipment		1,058		19,111	18,257
Loss on disposal of intangible assets		173		836	799
Loss on impairment of intangible assets		3,619		203	194
Loss on disposal of accounts receivable–trade		158		341	326
Loss on settlement of derivatives		5,750		5,233	4,999
Loss on valuation of derivatives		7,616		2,115	2,020
Other non-operating expenses		9,240		744	711

Sub-total		2,061,341		2,281,050	2,179,070

Income not involving cash receipts :
Interest income		1,656		8,629	8,243
Foreign currency translation gain		5,069		18,517	17,689
Gain on disposal of property and equipment		13,647		3,299	3,152
Gain on disposal of intangible assets		146		444	424
Gain on disposal of available-for-sale securities		3,976		2,979	2,846
Gain on disposal of short-term investments		170		446	426
Gain on valuation of short-term investments		1,574		381	364
Equity in income of associates		16,774		16,814	16,062
Gain on disposal of equity method investment securities		897		—	—
Gain on settlement of derivatives		4,361		4,933	4,712
Gain on valuation of derivatives		7,088		138,669	132,470
Reversal of negative goodwill		259		65	62
Other non-operating revenues		672		2,111	2,016

Sub-total		(56,289)		(197,287)	(188,466)

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	In millions of Korean won		In thousands of U.S. dollars (Note 2)
	2007	2008	2008
Changes in assets and liabilities related to operating activities :
Accounts receivable–trade	94,929	(319,639)	(305,349)
Loans	(135,582)	(193,097)	(184,464)
Receivables under finance lease	1,185	(150,359)	(143,637)
Accounts receivable–other	(28,400)	16,624	15,881
Accrued revenues	(4,122)	(7,562)	(7,224)
Advance payments	(16,184)	(16,441)	(15,706)
Prepaid expenses	(52,670)	(82,453)	(78,767)
Prepaid income taxes	—	837	800
Guarantee deposits	(9,275)	6,983	6,671
Derivative instruments, net	(3,743)	(2,982)	(2,849)
Deferred income tax, net	(39,137)	(85,112)	(81,307)
Other current assets	(2,147)	(6,470)	(6,181)
Inventories	(74,482)	(171,215)	(163,560)
Leasehold rights and deposits	(42,823)	(12,143)	(11,600)
Long-term accounts receivable–trade	3,170	(132,353)	(126,436)
Long-term loans	(8,364)	118,227	112,941
Long-term receivables under finance lease	—	(221,461)	(211,560)
Long-term accounts receivable–other	(327)	26,539	25,353
Other non-current assets	(38,886)	(14,817)	(14,155)
Accounts payable–trade	269,842	154,813	147,892
Accounts payable–other	(224,141)	81,319	77,683
Advance receipts	(31,674)	13,961	13,337
Withholdings	15,274	20,442	19,528
Accrued expenses	183,002	202,662	193,601
Dividends payables	2,382	—	—
Income taxes payable	133,258	(152,111)	(145,310)
Unearned revenue	7,163	7,694	7,350
Key money deposits	7,791	69,450	66,345
Accrued provisions	(47,279)	(16,218)	(15,493)
Other current liabilities	(210)	(6,369)	(6,084)
Payment of severance indemnities	(133,492)	(142,889)	(136,501)
Refundable deposits for telephone installation	(29,923)	(28,005)	(26,753)
Long-term accounts payable–other	—	(196,220)	(187,447)
Other long-term liabilities	53,728	12,895	12,318

Sub-total	(151,137)	(1,225,470)	(1,170,683)

Net Cash Provided by Operating Activities	2,519,751	1,162,151	1,110,194

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term investments	82,482	626,112	598,120
Disposal of available-for-sale securities	684,626	2,675	2,555
Decrease in equity method investment securities	989	1,047	1,000
Disposal of equity method investment securities	—	1,579	1,508
Collection of held-to-maturity securities	3	—	—
Collection of long-term loans to employees	9,551	7,457	7,124
Disposal of long-term financial instruments	2,358	2,792	2,667
Decrease in other investment assets	—	2,082	1,989
Disposal of property and equipment	80,308	62,201	59,419
Disposal of intangible assets	286	2,339	2,234

Sub-total	860,603	708,284	676,616

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	In millions of Korean won		In thousands of U.S. dollars (Note 2)
	2007	2008	2008
Cash outflows for investing activities :
Increase in short-term investments	83,438	479,334	457,904
Acquisition of available-for-sale securities	575,566	23,960	22,889
Acquisition of equity method investment securities	1,000	118,923	113,606
Acquisition of assets and liabilities of consolidated subsidiaries	—	43,655	41,703
Acquisition of held-to-maturity securities	6	8,000	7,642
Increase in long-term loans to employees	24,665	37,393	35,721
Increase in long-term financial instruments	—	9	9
Increase in other investment assets	183,994	1,611	1,539
Acquisition of property and equipment	1,531,837	1,652,642	1,578,756
Acquisition of intangible assets	77,901	60,768	58,051

Sub-total	(2,478,407)	(2,426,295)	(2,317,820)

Net Cash Used in Investing Activities	(1,617,804)	(1,718,011)	(1,641,204)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Increase in short-term borrowings	—	726,959	694,458
Issuance of bonds	503,381	1,210,424	1,156,309
Increase in long-term borrowings	41,820	187,318	178,943
Capital transactions in consolidated entities including disposal of treasury stock	861	3,434	3,280

Sub-total	546,062	2,128,135	2,032,990

Cash outflows for financing activities :
Repayment of short-term borrowings	4,921	646,776	617,860
Payment of accounts payable–other	112,073	21,470	20,510
Repayment of current portion of bond and long-term borrowings	627,540	876,249	837,074
Repayment of long-term borrowings	—	3,263	3,117
Payment of dividends	472,774	409,270	390,972
Acquisition of treasury stock	84,871	12,566	12,004
Capital transactions in consolidated entities including acquisition of treasury stock and dividend	870	109,914	105,000

Sub-total	(1,303,049)	(2,079,508)	(1,986,537)

Net Cash Provided by (Used in) Financing Activities	(756,987)	48,627	46,453

(Continued)

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2007		2008		2008
EFFECT OF CHANGES IN CONSOLIDATED ENTITIES		(7,552)		37,261	35,595
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		3,430		7,121	6,803

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		140,838		(462,851)	(442,159)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		1,828,569		1,384,985	1,323,067

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	1,969,407	(Won)	922,134	$880,908

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	Common stock		Capital surplus		Capital adjustments		Other comprehensive income (loss)		Retained earnings		Minority interest		Total
(In millions of Korean won)

Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,289,803	(Won)	(3,815,045)	(Won)	(5,772)	(Won)	9,400,068	(Won)	2,267,252	(Won)	10,697,304
Dividends		—		—		—		—		(416,191)		(56,583)		(472,774)

Retained earnings after appropriations										8,983,877		2,210,669		10,224,530
Net income for the period		—		—		—		—		596,425		69,411		665,836
Acquisition of treasury stock		—		—		(84,871)		—		—		—		(84,871)
Disposal of treasury stock		—		—		884		—		—		—		884
Offset of loss on disposal of treasury stock		—		(133)		—		—		—		—		(133)
Increase in subsidiaries’ capital stock		—		53		—		—		—		808		861
Acquisition of subsidiaries’ treasury stock		—		(321)		—		—		—		(549)		(870)
Changes in consolidated entities		—		—		—		(24)		—		(1,874)		(1,898)
Stock options		—		—		83		—		—		(97)		(14)
Other share-based payment		—		—		511		—		—		—		511
Changes in translation of foreign operations, net		—		—		—		2,620		—		810		3,430
Unrealized gain on valuation of available-for-sale securities		—		—		—		(832)		—		(796)		(1,628)
Changes in equity of associates, net		—		—		—		(7,704)		—		(103)		(7,807)
Others		—		(215)		—		—		—		434		219

Balance as of June 30, 2007	(Won)	1,560,998	(Won)	1,289,187	(Won)	(3,898,438)	(Won)	(11,712)	(Won)	9,580,302	(Won)	2,278,713	(Won)	10,799,050

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the Six Months Ended June 30, 2007 and 2008

(Unaudited)

	Common stock		Capital surplus		Capital adjustments		Other comprehensive income (loss)		Retained earnings		Minority interest		Total
(In millions of Korean won)

Balance as of January 1, 2008 (as reported)	(Won)	1,560,998	(Won)	1,272,634	(Won)	(3,815,786)	(Won)	142	(Won)	9,843,775	(Won)	2,276,003	(Won)	11,137,766
A change in accounting policy (Note 2)		—		—		—		—		1,711		2,141		3,852

As restated		1,560,998		1,272,634		(3,815,786)		142		9,845,486		2,278,144		11,141,618
Dividends		—		—		—		—		(407,374)		(1,896)		(409,270)

Retained earnings after appropriations										9,438,112		2,276,248		10,732,348
Net income for the period		—		—		—		—		314,605		(10,747)		303,858
Acquisition of treasury stock		—		—		(12,566)		—		—		—		(12,566)
Disposal of treasury stock		—		—		806		—		—		—		806
Offset of loss on disposal of treasury stock		—		(144)		—		—		—		—		(144)
Acquisition of subsidiaries’ stock		—		(944)		—		—		—		(210)		(1,154)
Increase in subsidiaries’ capital stock		—		503		—		—		—		2,931		3,434
Acquisition of subsidiaries’ treasury stock		—		(13,928)		—		—		—		(94,832)		(108,760)
Changes in consolidated entities		—		—		—		—		—		14,953		14,953
Stock options		—		5		—		—		—		19		24
Other share-based payment		—		266		(312)		—		—		236		190
Changes in translation of foreign operations, net		—		—		—		20,894		—		9,457		30,351
Unrealized gain on valuation of available-for-sale securities		—		—		—		(2,958)		—		(5,501)		(8,459)
Changes in unrealized gain (loss) on valuation of derivatives, net		—		—		—		6,283		—		1,464		7,747
Changes in equity of associates, net		—		—		—		6,800		—		809		7,609

Balance as of June 30, 2008	(Won)	1,560,998	(Won)	1,258,392	(Won)	(3,827,858)	(Won)	31,161	(Won)	9,752,717	(Won)	2,194,827	(Won)	10,970,237

(In thousands of U.S. dollars)
Balance as of January 1, 2008 (as reported)		$1,491,209		$1,215,737		$(3,645,192)		$135		$9,403,683		$2,174,249		$10,639,821
A change in accounting policy (Note 2)		—		—		—		—		1,635		2,045		3,680

As restated		1,491,209		1,215,737		(3,645,192)		135		9,405,318		2,176,294		10,643,501
Dividends		—		—		—		—		(389,161)		(1,811)		(390,972)

Retained earnings after appropriations										9,016,157		2,174,483		10,252,529
Net income for the period		—		—		—		—		300,540		(10,267)		290,273
Acquisition of treasury stock		—		—		(12,004)		—		—		—		(12,004)
Disposal of treasury stock		—		—		770		—		—		—		770
Offset of loss on disposal of treasury stock		—		(138)		—		—		—		—		(138)
Acquisition of subsidiaries’ stock		—		(902)		—		—		—		(201)		(1,103)
Increase in subsidiaries’ capital stock		—		481		—		—		—		2,800		3,281
Acquisition of subsidiaries’ treasury stock		—		(13,305)		—		—		—		(90,592)		(103,897)
Changes in consolidated entities		—		—		—		—		—		14,284		14,284
Stock options		—		5		—		—		—		18		23
Other share-based payment		—		254		(298)		—		—		225		181
Changes in translation of foreign operations, net		—		—		—		19,960		—		9,034		28,994
Unrealized gain on valuation of available-for-sale securities		—		—		—		(2,826)		—		(5,255)		(8,081)
Changes in unrealized gain (loss) on valuation of derivatives, net		—		—		—		6,003		—		1,399		7,402
Changes in equity of associates, net		—		—		—		6,496		—		773		7,269

Balance as of June 30, 2008		$1,491,209		$1,202,132		$(3,656,724)		$29,768		$9,316,697		$2,096,701		$10,479,783

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIAIRIES

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2007 and 2008

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

a.	Parent

KT Corporation (“KT”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and KT’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, KT acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of June 30, 2008.

Prior to 1991, KT was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, KT commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contests On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

b.	Consolidated Subsidiaries

The consolidated financial statements included the subsidiaries of which KT is the largest stockholder with more than 30% of ownership interests. The consolidated subsidiaries as of June 30, 2008 are as follows:

Subsidiary	Year of incorporation	Year of obtaining control	Primary business	Location	Financial year end
KT Powertel Co., Ltd. (“KTP”)	1985	1985	Trunk radio system business	Korea	Dec.31
KT Networks Corporation (“KTN”)	1986	1986	Group telephone management	Korea	Dec.31
KT Linkus Co., Ltd. (“KTL”)	1988	1988	Public telephone maintenance	Korea	Dec.31
KT Hitel Co., Ltd. (“KTH”)	1991	1992	Data communication	Korea	Dec.31
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	Submarine cable construction and maintenance	Korea	Dec.31
KT Freetel Co., Ltd. (“KTF”)	1997	1997	PCS business	Korea	Dec.31
KT Commerce Inc. (“KTC”)	2002	2002	B2C, B2B service	Korea	Dec.31
KTF Technologies Inc. (“KTFT”)	2001	2002	PCS handset development	Korea	Dec.31
KT Internal Venture Fund No.2	2003	2003	Investment fund	Korea	Feb.28
KTF M Hows Co., Ltd.	2004	2004	Mobile marketing	Korea	Dec.31
KT Rental Co., Ltd. (“KTR”)	2005	2005	Rental service	Korea	Dec.31
Sidus FNH Corporation	2005	2005	Movie production	Korea	Dec.31
Sidus FNH Benex Cinema Investment Fund	2006	2006	Movie investment fund	Korea	Dec.31
KT Capital Co., Ltd.	2006	2006	Financing service	Korea	Dec.31
Telecop Service Co., Ltd. (“TSC”)	2006	2006	Security service	Korea	Dec.31
Olive Nine Co., Ltd.	1999	2006	Broad casting production	Korea	Dec.31
KTF M&S Co., Ltd.	2007	2007	PCS handset distribution	Korea	Dec.31
KT FDS Co., Ltd.	1990	2007	Software development and system integration	Korea	Dec.31
KTF Music Corporation (formerly, “Bluecord Technology Co., Ltd.”)	1991	2007	Semiconductor and telecommunication equipment manufacture	Korea	Dec.31
Doremi Media Co., Ltd.	1997	2007	Recording device (magneto-optical disk) and music disc manufacture	Korea	Dec.31
Nasmedia, Inc.	2000	2008	Online advertisement	Korea	Dec.31
Sofnics Inc.	2008	2008	Software development and sales	Korea	Dec.31
JungBoPremiumEdu Co., Ltd.	2008	2008	Online education business	Korea	Dec.31
KT New Business Fund No. 1	2008	2008	Investment fund	Korea	Dec.31
Korea Telecom America, Inc. (“KTAI”)	1993	1993	Foreign telecommunication business	America	Dec.31
New Telephone Company, Inc. (“NTC”)	1993	1998	Foreign telecommunication business	Russia	Dec.31
Korea Telecom Japan Co., Ltd. (“KTJ”)	1999	1999	Foreign telecommunication business	Japan	Dec.31
Korea Telecom China Co., Ltd. (“KTCC”)	2003	2003	Foreign telecommunication business	China	Dec.31
PT. KTF Indonesia	2005	2005	Foreign telecommunication business	Indonesia	Dec.31
KTSC Investment Management B.V.	2007	2007	Management of investment in Super iMax and East Telecom	Netherlands	Dec.31
Super iMax	2007	2007	Wireless high speed internet business	Uzbekistan	Dec.31
East Telecom	2003	2007	Fixed line telecommunication business	Uzbekistan	Dec.31

Details of investments in subsidiaries as of December 31, 2007 and June 30, 2008 are as follows:

Subsidiary	Year of Establishment	Primary Business	December 31, 2007	June 30, 2008
KTP	1985	Trunk radio system business	44.85%	44.85%
KTN	1986	Group telephone management	100.00%	100.00%
KTL	1988	Public telephone maintenance	93.82%	93.82%
KTH	1991	Data communication	65.94%	65.94%
KTSC	1995	Submarine cable construction and maintenance	36.92%	36.92%
KTF (Note 1)	1997	PCS Business	52.99%	54.20%
KTC (Note 2)	2002	B2C, B2B service	100.00%	100.00%
KTFT	2001	PCS handset development	78.78%	78.78%
KT Internal Venture Fund No.2	2003	Investment fund	94.34%	94.34%
KTF M Hows (Note 3)	2004	Mobile marketing	51.00%	51.00%
KTR	2005	Rental service	100.00%	100.00%
Sidus FNH (Note 4)	2005	Movie production	51.00%	51.00%
Sidus FNH Benex Cinema Investment Fund (Note 5)	2006	Movie investment fund	43.33%	43.33%
KT Capital	2006	Financing service	100.00%	100.00%
TSC	2006	Security service	93.82%	93.82%
Olive Nine. (Note 6)	1999	Broadcasting production	19.20%	19.48%
KTF M&S (Note 7)	2007	PCS handset distribution	100.00%	100.00%
KT FDS	1990	Software development and system integration	100.00%	100.00%
KTF Music Corporation (formerly , “Bluecord Technology Co., Ltd.”) (Note 8)	1991	Semiconductor and telecommunication equipment manufacture	35.28%	35.28%
Doremi Media (Note 9)	1997	Recording device (magneto-optical disk) and music disc manufacture	64.24%	64.24%
Nasmedia, Inc.(Note 10)	2000	Online advertisement	—	50.00%
Sofnics Inc. (Note 11)	2008	Software development and sales	—	60.00%
JungBoPremiumEdu Co., Ltd. (Note 12)	2008	Online education business	—	54.55%
KT New Business Fund No. 1 (Note 13)	2008	Investment fund	—	100.00%
KTAI	1993	Foreign telecommunication business	100.00%	100.00%
NTC	1993	Foreign telecommunication business	79.96%	79.96%
KTJ	1999	Foreign telecommunication business	100.00%	100.00%
KTCC	2003	Foreign telecommunication business	100.00%	100.00%
PT. KTF Indonesia (Note 14)	2005	Foreign telecommunication business	99.00%	99.00%
KTSC Investment Management B.V. (Note 15)	2007	Management of investment in Super iMax and East Telecom	60.00%	60.00%
Super iMax (Note 15)	2007	Wireless high speed internet business	60.00%	100.00%
East Telecom (Note 15)	2003	Fixed line telecommunication business	51.00%	85.00%

(Note 1)	KTF purchased 4,291,510 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 52.99% as of December 31, 2007 to 54.20% as of June 30, 2008.

(Note 2)	KTC is owned 19.0% by KT and 81.0% by KTH, respectively.
(Note 3)	KTF M Hows is owned 51% by KTF.
(Note 4)	Sidus FNH Corporation is owned 35.7% by KT and 15.3% by KTF, respectively.
(Note 5)	Sidus FNH Benex Cinema Investment Fund is owned 13.3% by KT, 6.7% by KTF, 3.3% by KTH and 20.0% by Sidus FNH Corporation, respectively.
(Note 6)	As KT holds rights to appoint the majority of the members of the board of directors of Olive Nine Co., Ltd., it is determined that Olive Nine Co., Ltd. is controlled by KT and included in the consolidated subsidiaries. In addition, KT’s ownership interest in Olive Nine Co., Ltd. increased from 19.20% at December 31, 2007 to 19.48% at June 30, 2008 according to the conversion of convertible bonds and purchase of additional shares.
(Note 7)	KTF M&S is owned 100% by KTF.
(Note 8)	KTF Music Corporation (formerly, “Bluecord Technology Co., Ltd.”) is owned 35.3% by KTF.
(Note 9)	Doremi Media is owned 64.2% by KTF Music Corporation (formerly, “Bluecord Technology Co., Ltd.”).
(Note 10)	During the six months ended June 30, 2008, KT obtained 50.0% ownership interest plus one share of Nasmedia Inc. for (Won)26,055 million.
(Note 11)	During the six months ended June 30, 2008, KT obtained 60.0% ownership interest of Sofnics Inc. for (Won)600 million.
(Note 12)	During the six months ended June 30, 2008, KT obtained 54.6% ownership interest of JungBoPremiumEdu Co., Ltd. for (Won)6,000 million.
(Note 13)	During the six months ended June 30, 2008, KT and KT Capital obtained 90.9% and 9.1% ownership interests for (Won)10,000 million and (Won)1,000 million, respectively, of KT New Business Fund No. 1, respectively.
(Note 14)	KTF Indonesia is owned 99.0% by KTF.
(Note 15)	During the six months ended June 30, 2008, KT additionally invested in KTSC Investment Management B.V. cash of (Won)12,495 million and in-kind contribution of (Won)15,836 million which consists of the shares of Super iMax and East Telecom totaling (Won)1,321 million and (Won)14,515 million, respectively, together with other stockholder on a proportionate basis. As a result, KTSC Investment Management B.V. obtained 100% ownership interest of Super iMax and 85.0% ownership interest of East Telecom, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been restructured and translated into English for the convenience of the readers of financial statements. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and its subsidiaries’ financial position or result of operations, is not presented in the accompanying consolidated financial statements.

b.	Adoption of New Accounting Standards

In 2008, the Company newly adopted the amendment to the Korea Accounting Institute (“KAI”) Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures”. However, in connection with the Company’s adoption of KAI Opinion 06-2, the Company did not restate the 2007 financial statements as allowed by the transition clause of the amendment, but made adjustment directly to retained earnings and minority interest amounting to (Won)1,711 million and (Won)2,141 million, respectively.

c.	Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided to cover estimated losses on receivables (account receivable- trade, accounts receivable-other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

Changes in the allowance for doubtful accounts for accounts receivable–trade and loans for the year ended December 31, 2007 and the six months ended June 30, 2008 are as follows (in millions of Korean won):

	2007 (12 months)		2008 (6 months)
Balance at beginning of the period	(Won)	563,164	(Won)	487,729
Provision		71,502		65,447
Write-offs		(146,937)		(69,050)

Balance at end of the period	(Won)	487,729	(Won)	484,126

e.	Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the acquisition cost, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories (net realizable value for merchandise and current replacement cost for supplies) is less than the carrying value, carrying value is stated at the lower of cost or market. The lower of cost or market method is applied by group of inventories and loss on inventory valuation is presented as a deductive item from inventories and charged to operating expenses. However, when the circumstances that previously caused inventories to be written down below cost no longer exist and the new market value of inventories subsequently recovers, the valuation loss is reversed to the extent of the original valuation loss and the reversal is deducted from operating expenses.

f.	Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, available-for-sale and held-to-maturity securities depending on the purpose and nature of acquisition. Trading securities are presented as short-term investments while available-for-sale securities and held-to-maturity securities are presented as short-term investments or long-term investment securities depending on their nature in the balance sheet. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.

-	Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in the non-operating revenues (expenses).

-	Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. However, debt securities, whose maturity dates are due within one year from the balance sheet date are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the balance sheet. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in the non-operating expenses and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating revenues. However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

-	Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the balance sheet date, it is classified as a current asset.

Available-for-sale securities are recorded at fair value. Unrealized gain or loss from available-for-sale securities are presented as gain or loss on valuation of available-for-sale securities included in accumulated other comprehensive income of stockholders’ equity. In addition, accumulated gain or loss on valuation of available-for-sale securities are reflected in either gain or loss on disposal of available-for-sale securities or loss on impairment of available-for-sale securities upon disposal or recognition of impairment of the securities. However, available-for-sale equity securities that are not marketable and whose fair value cannot be reliably measured are recorded at acquisition cost.

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expenses and the related unrealized gain or loss remaining in equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities included in non-operating revenues. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in equity.

g.	Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.

-	Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (i) “equity in income (loss) of associates” in the non-operating revenues (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in equity of the investee.

When the equity method investee’s unappropriated retained earnings carried over from prior period changes due to significant error corrections, the Company records the changes in equity as “equity in income (loss) of associates” included in the non-operating revenues (expenses) unless the impact of the changes on the Company’s consolidated financial statements is significant. If the changes results from the changes in accounting policies of the equity method investee, they are reflected in the unappropriated retained earnings carried over from prior period in accordance with Statement of Korea Accounting Standards (“SKAS”) on changes in accounting policy and errors corrections. When the investee declares cash dividends, the dividends to be received are deducted directly from equity method investment securities.

-	Treatment of investment difference

Difference between the acquisition cost and the Company’s proportionate equity in the fair value of net assets of the investee upon acquisition (“Investment difference”) are considered as (negative) goodwill and accounted for in accordance with accounting standards for business combination. The goodwill portion which is amortized over useful lives (4~10 years) on a straight line method and the negative goodwill portion which is amortized over the weighted average useful lives of depreciable non-monetary assets of the investee are included in “equity in income (loss) of associates”.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee is accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”.

-	Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

-	Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities.

-	Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities are impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expenses and shall first reduce the unamortized investment difference, if any. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss had not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

-	Translation of financial statements of overseas investees

For overseas investees whose financial statements are prepared in foreign currencies, the equity method of accounting is applied after assets and liabilities are translated in accordance with the accounting treatments for the translation of the financial statements of overseas’ subsidiaries for consolidated financial statements. The Company’s proportionate share of the difference between assets net of liabilities and equity after translation into Korean won is accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).

h.	Property and Equipment

Property and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the asset ready for use), except for those contributed by the government and stated at amounts revalued on January 1, 1982, and assets acquired from investment in kind, by donation or free of charge in other ways are stated at fair value as an acquisition cost. Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized; other expenditures are charged to expense as incurred. Borrowing costs in relation to the manufacture, purchase, construction or development of assets are charged to current operations.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following useful lives of the related units of property and equipment and the accumulated depreciation and impairment are directly deducted from the related assets.

Useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures	2-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling (Won)1,058 million and (Won)19,111 million for the six months ended June 30, 2007 and 2008. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. There was no reversal of impairment loss for the six months ended June 30, 2007 and 2008.

i.	Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method, with amortization beginning when the asset is available for use. Meanwhile, rights to utilize buildings and facilities and copyrights are amortized over 30 or 50 years since the Company has contractual or lawful exclusive rights to them.

Intangible assets are amortized based on the following useful lives:

Useful lives (years)
Research and development cost	3 - 6
Goodwill and negative goodwill	4 -10
Software	1.25 - 6
Industrial rights	5 - 10
Frequency usage rights	5.75 from the date of service commencement or 13
Other intangible assets	10 - 50

Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is recorded as operating expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (ICIS) and Broadband Integrated Services Digital Network (B-ISDN) and software such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (ERP) are accounted for as intangible assets.

The Company was elected as a WiBro business provider on January 20, 2005 and paid (Won)125,800 million to the MIC in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

On December 15, 2000, KTF acquired the license to provide third generation mobile services utilizing 2GHz frequency band (“IMT-2000 service”) for which a total payment of (Won)1,300 billion is to be paid to MIC as a license fee. KTF paid (Won)650 billion out of the total license fee on March 20, 2001 and the remaining balance of (Won)650 billion is required to be paid including interest for five years from 2007 to 2011 of which (Won)90 billion and (Won)110 billion were paid for the year ended December 31, 2007 and for the six months ended June 30, 2008, respectively. As of June 30, 2008, the unpaid license fees amounting to (Won)415,139 million (including current portion of (Won)125,748 million), net of present value discount of (Won)34,861 million (including current portion of (Won)4,252 million), are recorded as current or non-current liabilities. Interest rate applied to these accounts payable - other is the average of three-year Government bond interest rates as of 21st day of each month from March of prior year to February of current year minus 0.75%.

Future payment schedule of the license fees as of June 30, 2008 is as follows (in millions of Korean won):

Year ending June 30,
2009	(Won)	130,000
2010		150,000
2011		170,000

Total	(Won)	450,000

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before the previous impairment as adjusted for amortization. The Company recorded loss on impairment of intangible assets totaling (Won)3,619 million and (Won)203 million for the six months ended June 30, 2007 and 2008, respectively. There was no reversal of impairment loss for the six months ended June 30, 2007 and 2008.

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over a reasonable period. However, if the recoverable amount is significantly lower than the book value, an impairment loss on goodwill is charged against current earnings. Negative goodwill, which represents the excess of the fair value of net identifiable assets acquired over the acquisition cost, is recorded as a contra account (reduction) to intangible assets. For the six months ended June 30, 2007 and 2008, the amortization of goodwill of (Won)69,058 million and (Won)72,498 million, respectively, are included in operating expenses and the reversal of negative goodwill of (Won)259 million (Won)65 million, respectively, are included in non-operating revenues.

j.	Contributions for Construction and Others

Government subsidies and contributions for construction granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and offset against the depreciation of the acquired assets over their useful lives. In addition, government subsidies and contributions for construction without any repayment obligation is offset against the related expenses for which they are intended to compensate, however, if there is no matching expense, they are recorded as operating or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidies and contributions for construction with a repayment obligation are recorded as a liability.

k.	Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the balance sheet as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

l.	Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating revenues (expenses). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for U.S. dollars, (Won)926.8: USD 1 and (Won)1,043.4: USD 1 at June 30, 2008 and 2007, respectively, and (Won)938.2: USD 1 at December 31, 2007 and the resulting gain (loss) from foreign currency translation is included in non-operating revenues (expenses).

m.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion right and the debt issued. When additional amount is paid upon maturity to guarantee certain yield rate, the redemption premium is recognized as an addition to the convertible bonds and the conversion right, which represents the difference between the issue price of the convertible bonds and the present value of normal bonds, is accounted for as capital surplus. The redemption premium, the conversion right and the expenses incurred for the issuance of the bonds are adjusted to the bonds and amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds.

n.	Provisions for Severance Indemnities

In accordance with KT and its domestic subsidiaries’ policies, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to (Won)1,566,313 million and (Won)1,651,545 million as of December 31, 2007 and June 30, 2008, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.

o.	Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, and (3) the amount for the settlement of the obligation can be reliably measurable.

If there is a significant difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.

p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivatives instruments are recorded as gain (loss) on valuation of derivatives included in the accumulated other comprehensive income (loss).

q.	Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2006. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2007, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.

(i)	Stock options

The Company has granted stock options to its executive officers and directors prior to January 1, 2007, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the stock options of the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii)	Other share-based payments

Other share-based payments granted on or after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity (capital adjustments), directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

r.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the Company can use them without major modifications.

All other leases are treated as operating leases.

For operating leases, lease payments excluding guaranteed residual value are recognized as an expense on a straight-line basis over the lease term and contingent rent is expensed as incurred. Finance leases are recognized as assets and liabilities at the lower of fair value of the leased property or the present value of the minimum lease payments discounted using the implicit interest rate of the lessor (or the Company’s incremental borrowing rate if the implicit interest rate is not practicable to determine). Any initial direct costs incurred by the Company are added to the amount recognized as an asset. The depreciation policy for depreciable leased assets is consistent with that for the similar depreciable assets that are owned by the Company. Annual minimum lease payments excluding guaranteed residual value is allocated to interest expense, which is calculated using the effective interest rate, and finance lease repayment amount. Contingent rent relating to finance are charged as expenses in the periods in which they are incurred, however, if the amount is material it is allocated to principal and interest, respectively, over the remaining lease term.

s.	Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, the MIC and other government entities have extensive authority to regulate the Company’s fees. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by the Company. As for other telecommunication services, the related rates are just required to be reported to the MIC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by reference to the percentage of completion of the contract which is calculating the ratio of the actual contract costs incurred to date to the estimated total contract costs.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

t.	Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

u.	Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and may be different from actual results.

v.	Elimination of Inter-Company Unrealized Gain/Loss

Unrealized gains and losses included in the inventories, property and equipment and other which were acquired by transactions amongst KT and subsidiaries are fully eliminated using the gross margin ratio of the transactions and the gains and losses on disposal.

w.	Translation of Overseas Subsidiaries’ Financial Statements

For overseas subsidiaries whose financial statements are prepared in foreign currencies, assets and liabilities are translated at the exchange rate at the consolidated balance sheet date and statement of income items are translated at the average exchange rate for the respective fiscal period. Net translation adjustments are recorded as gain (loss) on translation of foreign operations included in the accumulated other comprehensive income.

x.	Changes in Consolidated Entities

For the six months ended June 30, 2008, Nasmedia, Inc., Sofnics Inc., JungBoPremiumEdu Co., Ltd. and KT New Business Fund No. 1 are newly acquired in 2008 and included in the consolidation.

In addition, when a subsidiary is acquired during the year, it is presented in the consolidated statements of income as though it had been acquired at the beginning of the year, and its earning (loss) prior to acquisition is separately presented as a deductive (additive) line item in the consolidated statements of income.

y.	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six months ended June 30, 2008, have been translated into U.S. dollars at the rate of (Won)1,046.8 to USD1, the noon buying rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended June 30, 2008. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

z.	Reclassifications of Prior Period Financial Statements

Certain reclassifications have been made in prior period financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the net assets of the Company as of December 31, 2007, or net income of the Company for the six months ended June 30, 2007.

3.	RESTRICTED DEPOSITS

Details of restricted deposits as of December 31, 2007 and June 30, 2008 are as follows (in millions of Korean won):

		December 31, 2007		June 30, 2008		Description
Short-term investment assets	Time deposits	(Won)	1,904	(Won)	26,633	Guarantee deposits and others
Long-term financial instruments	Checking account deposit		61		31	Checking account deposit and others

Total		(Won)	1,965	(Won)	26,664

4.	INVENTORIES

Inventory valuations as of December 31, 2007 and June 30, 2008 are summarized as follows (in millions of Korean won):

	December 31, 2007						June 30, 2008
	Cost		Lower of cost or market value		Valuation allowance		Cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	284,313	(Won)	250,028	(Won)	(34,285)	(Won)	457,922	(Won)	422,099	(Won)	(35,823)
Supplies		35,169		30,538		(4,631)		36,528		34,548		(1,980)
Other		18,538		18,538		—		13,017		13,017		—

	(Won)	338,020	(Won)	299,104	(Won)	(38,916)	(Won)	507,467	(Won)	469,664	(Won)	(37,803)

5.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007 and June 30, 2008 are summarized as follows (in millions of Korean won):

	December 31, 2007		June 30, 2008
Property and equipment, at cost	(Won)	49,503,020	(Won)	50,532,974
Less accumulated depreciation		(33,998,827)		(34,966,875)
Less accumulated impairment loss		(10,990)		(9,173)
Less contribution of construction		(205,201)		(214,572)

Net	(Won)	15,288,002	(Won)	15,342,354

6.	GOODWILL

Changes in goodwill and negative goodwill for the year ended December 31, 2007 and the six months ended June 30, 2008 are as follows (in millions of Korean won):

	2007 (12 months)
	January 1, 2007		Increase		Reversal (Amortization)		December 31, 2007
KTF	(Won)	455,397	(Won)	—	(Won)	(130,113)	(Won)	325,284
Sidus FNH		15,498		—		(3,875)		11,623
Olive Nine		17,755		—		(3,551)		14,204
KTFT		(518)		—		518		—
KT FDS		—		5,772		(866)		4,906
KTF Music		—		11,206		—		11,206
East Telecom		—		4,277		—		4,277

Total	(Won)	488,132	(Won)	21,255	(Won)	(137,887)	(Won)	371,500

	2008 (6 months)
	January 1, 2008		Increase		Reversal (Amortization)		June 30, 2008
KTF	(Won)	325,284	(Won)	—	(Won)	(65,057)	(Won)	260,227
Sidus FNH		11,623		—		(1,935)		9,688
Olive Nine		14,204		—		(1,775)		12,429
KT FDS		4,906		—		(578)		4,328
KTF Music		11,206		—		(1,121)		10,085
East Telecom		4,277		2,851		(713)		6,415
Nasmedia		—		14,436		(1,183)		13,253
Sofnics		—		(65)		65		—
JungBoPremiumEdu		—		2,182		(136)		2,046

Total	(Won)	371,500	(Won)	19,404	(Won)	(72,433)	(Won)	318,471

7.	BONDS AND LONG-TERM BORROWINGS

a.	Bonds

Bonds as of December 31, 2007 and June 30, 2008 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	December 31, 2007
Company	Type	Issue date	Amount		Maturity (Note 5)	Interest rate per annum
	In foreign currency - MTNP notes (Note 1)	2004~2006	(Won) USD	1,219,660 (1,300,000)	2014~2034	4.88%~6.50%
KT	- Other	2007	(Won) USD	187,640 (200,000)	2012	5.13%
	In Korea won	2001~2007		3,630,000	2008~2015	4.22%~7.68%

KTP	In Korea won	2006		17,633	2008~2009	6.25%~6.32%

KTN	In Korea won	2005~2007		15,000	2008~2010	5.29%

KTF	In Korea won	2004~2005		1,180,000	2008~2011	4.95%~5.66%

KTR	In Korea won	2005~2007		147,250	2008~2010	4.23%~6.85%

KT Capital	In Korea won	2007		380,000	2008~2010	5.42%~6.44%

KTF Music (formerly, Bluecord Technology)	Bond with warrant (Note 2)	2005		2,100	2008	7.11%

Olive Nine	Convertible bond (Note 3)	2006		3,000	2009	10.00%

Total			(Won)	6,782,283

Less current portion				(910,316)

Long-term portion				5,871,967

Discount on bonds				(29,558)
Conversion right adjustment				(277)
Repayment premium				695

Net			(Won)	5,842,827

	June 30, 2008
Company	Type	Issue date	Amount		Maturity (Note 5)	Interest rate per annum
KT	In foreign currency - MTNP notes (Note 1)	2004~2006	(Won) USD USD	1,356,420 (1,300,000) (200,000)	2014~2034	4.88%~6.50%
			(Won)	498,348
	- Other	2007~2008	USD	(360,000)	2011~2012	1.44~5.13%
			JPY	(12,500)
	In Korea won	2001~2008		3,310,000	2008~2015	4.22%~7.68%

KTP	In Korea won	2006		14,300	2008~2009	6.25%~6.66%

KTN	In Korea won	2007		10,000	2010	5.29%

KTF	In Korea won	2004~2008		930,000	2009~2013	4.95%~6.41%
				350,443		LIBOR(3M)
	In foreign currency	2008	USD	(270,000)	2011	+1.50%~1.60%
			JPY	(7,000)

KTR	In Korea won	2005~2008		120,833	2008~2011	4.69%~6.85%

KT Capital	In Korea won	2007~2008		790,000	2008~2013	5.42%~7.60%

KTF Music (formerly, Bluecord Technology)	Bond with warrant (Note 2)	2005		2,100	2008	7.11%

Total			(Won)	7,382,444

Less current portion (not including discounts on bonds of (Won)282 million and conversion right adjustment of (Won)4 million)				(487,233)

Long-term portion				6,895,211
Discount on bonds				(34,250)

Net			(Won)	6,860,961

(Note 1)	As of June 30, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	Details of bonds with warrants are as follows :
	Issued amount (in Korean won)	:	(Won)3,000 million
	Stated interest rate (%)	:	7.11%
	Exercise price (in Korean won)	:	(Won)4,518 per share
	Exercise period	:	September 3, 2006 ~ August 2, 2008
	Number of total exercisable shares	:	664,010
	Exercised shares	:	-
	Unexercised shares	:	664,010
	Others	:	Subject to request by the holders, certain portion of the bonds are early redeemable before maturity; up to 10% of issued amount at one year after 1st anniversary of issuance and 20% of issued amount at the interest payment date after 2nd anniversary of issuance. (Won)900 million of the issued amount was early redeemed through June 30, 2008.

(Note 3)	Details of convertible bonds without guarantee are as follows :

	Issued amount (in Korean won)	:	(Won)4,000 million
	Stated interest rate (%)	:	3%
	Guaranteed yield rate (%)	:	10%
	Conversion price (in Korean won)	:	(Won)1,584 per share
	Convertible period	:	February 17, 2007 ~ February 16, 2009
	Number of total convertible shares	:	2,525,252 shares
	Converted shares	:	631,313 shares
	Unconverted shares	:	1,893,939 shares

Meanwhile, the above convertible bonds were fully converted to common shares of Olive nine Co., Ltd. at a per share conversion price of (Won)1,584 for the six months ended June 30, 2008, and accordingly, the Company dose not have any convertible bonds as of June 30, 2008.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of December 31, 2007 and June 30, 2008 are as follows (in millions of Korean won):

	December 31, 2007				June 30, 2008
	Maturity date	Interest rate per annum	Amount		Maturity date	Interest rate per annum	Amount
Informatization Promotion Fund	2008~2012	4.72~5.39%	(Won)	47,365	2008~2013	4.16~6.57%	(Won)	45,870
Inter-Korean Cooperation Fund	2026	2.00%		5,665	2026	2.00%		5,665
Facility and working capital loans	2008~2015	6.02~7.60%		82,356	2008~2015	6.02~7.92%		97,764
General purpose loans	2009~2010	5.74~6.19%		52,132	2009~2011	5.74~5.90%		41,639
Commercial papers	2008	6.33~6.45%		30,000	2011	6.55~6.71%		30,000
Loans Secured by Real-estate	—	—		—	2015	5.00%		797

Total				217,518				221,735
Less current portion				(105,453)				(84,928)

Long-term portion				112,065				136,807
Less present value discount				(1,130)				(746)

Net			(Won)	110,935			(Won)	136,061

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c.	Long-term Borrowings in Foreign Currency

Long-term borrowings in foreign currency as of December 31, 2007 and June 30, 2008 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Russian rubles):

	December 31, 2007
			Amount
	Maturity date	Interest rate per annum	Foreign currencies		Korean won equivalent
New Telephone Company, Inc.	2008	LIBOR+3.50%	RUB	16,364	(Won)	942
New Telephone Company, Inc.	2009	LIBOR+3.50%	RUB	32,728		1,883
KT Capital	2008~2010	USD LIBOR (3M)+0.99%	USD	23,000		21,579

Total			RUB	49,092
			USD	23,000		24,404

Less current portion			RUB	(16,364)
			USD	(4,000)		(4,695)

Net			RUB	32,728
			USD	19,000	(Won)	19,709

	June 30, 2008
			Amount
	Maturity date	Interest rate per annum	Foreign currencies		Korean won equivalent
KTSC	2013	LIBOR+1.70%	USD	32,000	(Won)	33,389
KT Capital	2010	USD LIBOR (3M)+0.99%	USD	21,000		21,911
New Telephone Company, Inc.	2009	LIBOR+3.50%	RUB	35,186		1,567
KTF	2010	LIBOR(3M) +2.00%	USD	70,000		73,038

Total			USD	123,000
			RUB	35,186		129,905

Less current portion			USD	(20,400)		(21,285)

Net			USD	102,600
			RUB	35,186	(Won)	108,620

d.	Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of June 30, 2008 is as follows (in millions of Korean won):

	Bonds						Borrowings
Year ending June 30,	In local currency		In foreign currency		Sub-total		Borrowings in local currency		Borrowings in foreign currency		Sub-total		Total
2009	(Won)	487,233	(Won)	—	(Won)	487,233	(Won)	84,928	(Won)	21,285	(Won)	106,213	(Won)	593,446
2010		1,570,000		—		1,570,000		60,081		54,155		114,236		1,684,236
2011		1,310,000		525,337		1,835,337		58,498		41,109		99,607		1,934,944
2012		780,000		323,454		1,103,454		7,208		6,678		13,886		1,117,340
2013		230,000		—		230,000		3,342		6,678		10,020		240,020
Thereafter		800,000		1,356,420		2,156,420		7,678		—		7,678		2,164,098

Total	(Won)	5,177,233	(Won)	2,205,211	(Won)	7,382,444	(Won)	221,735	(Won)	129,905	(Won)	351,640	(Won)	7,734,084

8.	PROVISIONS

Changes in provisions for the year ended December 31, 2007 and the six months ended June 30, 2008 are as follows (in millions of Korean won):

	2007 (12 months)
	January 1, 2007		Increase		Decrease				Other, net		December 31, 2007
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	—	(Won)	32,849
KT members points (Note 2)		1,402		1,600		—		(1,251)		—		1,751
Let’s 010 call bonus points (Note 5)		24		—		—		(36)		4,344		4,332
Sales warranty (Note 3)		3,505		10,549		—		(8,642)		—		5,412
Others		778		2,902		(12)		(621)		26		3,073

Sub total		10,700		49,320		(4,982)		(11,991)		4,370		47,417

Non-current portion:
Call bonus points (Note 4)		72,693		—		(44,097)		(8,509)		—		20,087
Let’s 010 call bonus points (Note 5)		17,758		—		(829)		(5,492)		(6,800)		4,637
Others		1,617		133		(1,037)		(17)		—		696

Sub total		92,068		133		(45,963)		(14,018)		(6,800)		25,420

Total	(Won)	102,768	(Won)	49,453	(Won)	(50,945)	(Won)	(26,009)	(Won)	(2,430)	(Won)	72,837

	2008 (6 months)
	January 1, 2008		Increase		Decrease				Other, net		June 30, 2008
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	32,849	(Won)	2,017	(Won)	(1)	(Won)	(17,651)	(Won)	—	(Won)	17,214
KT members points (Note 2)		1,751		229		(1,038)		(135)		—		807
Call bonus points (Note 4)		—		—		—		(2,417)		8,011		5,594
Let’s 010 call bonus points (Note 5)		4,332		—		—		(1,519)		3,164		5,977
Sales warranty (Note 3)		5,412		5,559		—		(4,539)		—		6,432
Others		3,073		5,698		—		(3,363)		—		5,408

Sub total		47,417		13,503		(1,039)		(29,624)		11,175		41,432

Non-current portion:
Call bonus points (Note 4)		20,088		—		(3,000)		—		(8,011)		9,077
Let’s 010 call bonus points (Note 5)		4,637		3,864		—		—		(3,164)		5,337
Others		695		114		(36)		—		—		773

Sub total		25,420		3,978		(3,036)		—		(11,175)		15,187

Total	(Won)	72,837	(Won)	17,481	(Won)	(4,075)	(Won)	(29,624)	(Won)	—	(Won)	56,619

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members’ points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits with (Won)25,000 per person.
(Note 3)	KTFT, a subsidiary, recorded sales warranty provisions based on the estimated warranty cost for the products sold. Sales warranty provisions are calculated in proportion to cost of goods sold based on the historical defect experiences.
(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.
(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.

9.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

KT’s significant account balances with related parties as of December 31, 2007 and June 30, 2008 are summarized as follows (in millions of Korean won):

Related party	Account	December 31, 2007		June 30, 2008
Subsidiary:
KTF	Receivables	(Won)	47,850	(Won)	59,799
	Payables		188,701		174,160
	Key money deposits received		23,988		24,502
KTH	Receivables		777		2,378
	Accrued expenses		12,943		10,659
KTN	Receivables		7,351		5,391
	Payables		45,508		31,072
KTL	Receivables		681		84
	Payables		20,408		8,618
KTFT	Receivables		629		3,821
	Payables		13,010		11,484
KTC	Receivables		1,844		1,845
	Payables		15,298		14,581
KTR	Receivables		1,077		252
	Payables		58,912		56,623
Other	Receivables		4,713		5,402
	Payables		12,252		24,087
Equity method investee:
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	Receivables		6,944		9,108
	Payables		7,682		6,132
Korea Information Data Corp. (“KID”)	Receivables		1,074		4,913
	Payables		15,763		12,708
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”)	Receivables		33		2
	Payables		11,486		2,900
Korea Information Service Corp. (“KIS”)	Receivables		18		1,173
	Payables		12,211		9,087
Goodmorning F Co., Ltd.	Payables		8,267		6,717
eNtoB Corp.	Payables		17,198		10,111
Korea Seoul Contact all Co., Ltd.	Payables		3,482		4,015
Korea Service and Communication Co., Ltd.	Payables		2,768		3,231
Korea Call Center Co., Ltd.	Payables		2,395		2,806
TMworld Co., Ltd.	Payables		2,364		3,076
UMS&C	Payables		2,582		3,120
Other	Receivables		14		587
	Payables		1,110		3,886

Total	Receivables	(Won)	73,005	(Won)	94,755

	Payables	(Won)	478,328	(Won)	423,575

Significant transactions between KT and its related parties for the six months ended June 30, 2007 and 2008 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2007 (6 months)		2008 (6 months)
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	227,839	(Won)	227,289
	Purchase of PCS networks and other	Operating expense		377,058		385,183
	Interest income	Non-operating revenue		127		—
KTH	Leased line charges and other	Operating revenue		2,214		4,922
	Commission and other	Operating expense		17,369		20,381
KTN	Leased line charges and other	Operating revenue		18,648		14,983
	Cost of system integration (“SI”), network integration business and other	Operating expense		62,762		67,341
KTL	Leased line charges and other	Operating revenue		872		630
	Commissions and other	Operating expense		43,223		36,079
KTFT	Telecommunication revenue and other	Operating revenue		1,550		975
	Cost of goods sold and other	Operating expense		56,834		35,232
KTC	Telecommunication revenue and other	Operating revenue		601		608
	Commissions and other	Operating expense		12,789		13,570
KTR	Telecommunication revenue and other	Operating revenue		205		922
	Commissions and other	Operating expense		19,170		22,700
Other	Telecommunication revenue and other	Operating revenue		13,295		10,165
	Commissions and other	Operating expense		9,754		12,706

Equity method investee:
KDB	SI revenue and other	Operating revenue		41,968		28,168
	Commission and other	Operating expense		2,595		1,060
KID	Rent and other	Operating revenue		5,984		13,704
	Commission and other	Operating expense		45,068		47,472
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		242		262
	Commission and other	Operating expense		18,406		18,789
KNRDC	Telecommunication revenue and other	Operating revenue		316		318
	Commission and other	Operating expense		18,220		7,040
KIS	Telecommunication revenue and other	Operating revenue		10,026		9,900
	Commission and other	Operating expense		40,713		30,236
eNtoB Corp.	Commission and other	Operating expense		58,796		64,369
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		17,330		20,686
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		16,297		15,890
Korea Call Center Co., Ltd.	Commission and other	Operating expense		13,302		14,413
TMworld Co., Ltd.	Commission and other	Operating expense		13,087		14,225
UMS&C	Commission and other	Operating expense		12,374		11,620
Other	Telecommunication revenue and other	Operating revenue		445		3,882
	Commission and other	Operating expense		1,352		145,436

Total		Revenues	(Won)	324,332	(Won)	316,728

		Expenses	(Won)	856,499	(Won)	984,428

Compensation to KT’s key management personnel for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	2007 (6 months)		2008 (6 months)		Description
Share-based payment	(Won)	536	(Won)	710	Stock grants and others
Other Benefits		9,846		9,018	Salaries, bonuses and other allowances, retirement benefits, medical benefits and other

Total	(Won)	10,382	(Won)	9,728

KT considers its management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

Significant account balances amongst subsidiaries as of December 31, 2007 and June 30, 2008 are as follows (in millions of Korea won):

Creditor	Debtor	Account	December 31, 2007		June 30, 2008
KTFT	KTF	Accounts receivable - trade	(Won)	92,269	(Won)	123,254
KTR	KTP	Long-term accounts receivable - trade and others		31,303		30,370
KTF	KTF M&S	Accounts receivable - trade		761		54,035
Other				34,305		37,831

Total			(Won)	158,638	(Won)	245,490

Significant transactions amongst subsidiaries for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korea won):

Seller	Purchaser	2007 (6 months)		2008 (6 months)
KTFT	KTF	(Won)	189,835	(Won)	196,825
KTR	KTP		7,609		1,579
KTF M&S	KTF		1,445		149,762
Other			99,717		239,876

Total		(Won)	298,606	(Won)	588,042

As of June 30, 2008, the Company has provided guarantees for related parties as follows (in millions of Korean won):

Guarantor	Guarantee	Description	Amount
KTN	KTR	Guarantee for loan	(Won)40,833

10.	COMMON STOCK AND CAPITAL SURPLUS

As of June 30, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of December 31, 2007 and June 30, 2008, the number of shares issued by the Company are 275,202,400 shares, and the common stock amounted to (Won)1,560,998 million. As allowed by the Korean Securities Exchange Law, the Company retired 36,997,259 treasury stocks through December 31, 2007 and June 30, 2008 by charges against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

Capital surplus as of December 31, 2007 and June 30, 2008 are summarized as follows (in millions of Korean won):

	December 31, 2007		June 30, 2008
Paid-in capital in excess of par value	(Won)	1,440,258	(Won)	1,440,258
Acquisition of additional equity interest in consolidated subsidiaries		(277,236)		(278,180)
Others (Note)		109,612		96,314

Total	(Won)	1,272,634	(Won)	1,258,392

(Note)	Others resulted mainly from the retirement of subsidiaries’ treasury stock by appropriation of retained earnings, the increase in subsidiaries’ capital stock, mergers between subsidiaries and other.

11.	COMPREHENSIVE INCOME

Comprehensive income for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	Description	2007 (6 months)		2008 (6 months)
	Net income	(Won)	665,836	(Won)	303,858
	A change in accounting policy		—		3,852
	Other comprehensive income:
	Gain on translation of foreign operations (Tax effect: nil in 2007 and (Won)(5,412) million in 2008)		3,430		30,351
	Unrealized gain on available-for-sale securities (Tax effect: (Won)(935) million in 2007 and (Won)2,841 million in 2008)		(1,628)		(8,459)
	Unrealized gain on valuation of derivatives (Tax effect: nil in 2007 and (Won)(3,324) million in 2008)		—		8,765
	Unrealized loss on valuation of derivatives (Tax effect: nil in 2007 and (Won)386 million in 2008)		—		(1,018)
	Increase(decrease) in equity of associates (Tax effect: (Won)(420) million in 2007 and (Won)(2,230) million in 2008)		(7,807)		7,609

	Comprehensive income	(Won)	659,831	(Won)	344,958

Attributable to :	Equity holders of the parent	(Won)	590,509	(Won)	347,335
	Minority interest		69,322		(2,377)

		(Won)	659,831	(Won)	344,958

12.	SHARE-BASED PAYMENT

KT granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of December 31, 2007		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of December 31, 2007		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Exercise period		Dec.27, 2004 ~Dec. 26, 2009		Sep.17, 2005 ~Sep.16, 2010		Dec.13, 2005 ~Dec.12, 2010		Feb. 5, 2007 ~Feb. 4, 2012		Apr. 29, 2007 ~Apr. 28, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stock or cash settlement (cash and provision of treasury stock) subject to its circumstances.

KT adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Risk free interest rate		5.46%		4.45%		5.09%		4.43%		4.07%
Expected duration		4.5 years to 5.5 years		4.5 years		4.5 years to 5.5 years		4.5 years to 5.5 years		4.5 years to 5.5 years
Expected volatility		49.07% ~ 49.90%		34.49%		31.26% ~ 33.90%		33.41% ~ 42.13%		33.51% ~ 35.92%
Expected dividend yield ratio		1.10%		1.57%		1.57%		5.86%		5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through June 30, 2008 is as follows (in millions of Korean won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(8,880)

Compensation costs to be recognized		—		—		—		—		—		—

Details of other share-based payment (stock grants) to directors including chief executive officer from 2007 are as follows:

	1st grant	2nd grant
Grant date	March 29, 2007	March 27, 2008
Grantee	Registered directors	Registered directors
Estimated number of shares granted	23,925 shares	29,481 shares
Vesting conditions	Service condition: one year Non-market performance condition: achievement of performance	Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)42,706	(Won)48,160
Total compensation costs (in Korean won)	(Won)1,022 million	(Won)1,420 million
Estimated exercise date (exercise date)	March 27, 2008	March 27, 2009
Valuation method	Fair value method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations through June 30, 2008 as follows (in millions of Korean won):

	1st grant		2nd grant
Total compensation costs	(Won)	1,022	(Won)	1,420
Compensation costs recognized in prior periods		(1,022)		—
Compensation costs to be reflected in the current period		—		1,420
Compensation costs recognized in the current period		—		(710)

Compensation costs to be recognized after the current period	(Won)	—	(Won)	710

13.	TREASURY STOCK

Changes in KT’s treasury stock for the year ended December 31, 2007 and the six months ended June 30, 2008 are as follows (in millions of Korean won except for share data):

	2007 (12 months)
	January 1, 2007			Increase			Disposal			Retirement			December 31, 2007
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

	2008 (6 months)
	January 1, 2008			Increase			Disposal			Retirement			June 30, 2008
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	(Won)	3,732,977	280,000	(Won)	12,566	(15,173)	(Won)	(806)	—	(Won)	—	70,521,234	(Won)	3,744,737
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,515,577	(Won)	3,825,688	280,000	(Won)	12,566	(15,173)	(Won)	(806)	—	(Won)	—	71,780,404	(Won)	3,837,448

Treasury stocks disposed of for the year ended December 31, 2007 and the six months ended June 30, 2008 and the remaining balance as of June 30, 2008 have been and is expected to be used for the stock compensation to the Company’s directors and employees and other.

14.	OPERATING REVENUES

Operating revenues for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
Internet services	(Won)	1,256,256	(Won)	1,315,100
Data communication services		631,880		644,633
Telephone services		2,805,674		2,670,470
PCS services		2,852,593		3,098,198
PCS handsets sales		1,205,194		1,669,511
Other		500,792		659,958

Total	(Won)	9,252,389	(Won)	10,057,870

15.	OPERATING EXPENSES

Operating expenses for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
Salaries and wages	(Won)	1,075,566	(Won)	1,131,125
Share-based payment		739		1,236
Provision for severance indemnities		185,700		177,018
Employee welfare		259,831		266,401
Travel		20,083		16,808
Communications		35,546		29,710
Electric and water charges		109,879		116,938
Taxes and dues		98,471		101,783
Supplies		18,689		19,747
Publications		2,356		2,488
Rent		99,490		116,970
Depreciation		1,489,191		1,483,577
Amortization		206,574		205,432
Repairs		197,924		91,842
Maintenance		75,802		187,811
Automobile maintenance		14,327		17,613
Insurance		10,657		15,533
Commissions		548,507		717,669
Facilitation		2,971		5,872
Advertising		131,573		120,601
Education and training		20,423		17,237
Praise and reward		3,478		5,347
Research		99,202		106,698
Development		22,675		22,206
Interconnection charges		575,521		624,153
Cost of services		341,532		234,047
International settlement payment		92,247		130,608
Cost of goods sold		1,014,362		1,493,276
Promotion		316,484		584,379
Sales commission		1,007,503		1,237,565
Provision for doubtful accounts		53,883		65,447
Other		56,512		40,725

Sub-total		8,187,698		9,387,862
Less : transfer to other accounts		(21,292)		(19,193)

	(Won)	8,166,406	(Won)	9,368,669

16.	INCOME PER SHARE

The Company’s net income per share for the six months ended June 30, 2007 and 2008 are computed as follows (in millions of Korean won, except for per share data):

a.	Basic Income Per Share From Continuing Operations

	2007 (6 months)		2008 (6 months)
Net income from continuing operations	(Won)	596,108	(Won)	314,605
Weighted average number of common stock outstanding		207,956,184		203,689,881

Basic income per share from continuing operations (in Korean won)	(Won)	2,867	(Won)	1,545

b.	Basic Income Per Share From Discontinuing Operations

	2007 (6 months)		2008 (6 months)
Net income from discontinuing operations	(Won)	317	(Won)	—
Weighted average number of common stock outstanding		207,956,184		203,689,881

Basic income per share from discontinuing operations (in Korean won)	(Won)	1	(Won)	—

c.	Basic Net Income Per Share

	2007 (6 months)		2008 (6 months)
Net income	(Won)	596,425	(Won)	314,605
Weighted average number of common stock outstanding		207,956,184		203,689,881

Basic net income per share (in Korean won)	(Won)	2,868	(Won)	1,545

d.	Diluted Income Per Share From Continuing Operations

	2007 (6 months)		2008 (6 months)
Net income from continuing operations	(Won)	596,108	(Won)	314,605
Adjusted income from continuing operations		596,108		314,605
Weighted average number of common stock outstanding		207,956,184		203,689,881

Number of shares with dilutive effects (Note)		—		—

Diluted income per share from continuing operations (in Korean won)	(Won)	2,867	(Won)	1,545

e.	Diluted Income Per Share From Discontinuing Operations

	2007 (6 months)		2008 (6 months)
Net income from discontinuing operations	(Won)	317	(Won)	—

Adjusted income from discontinuing operations		317		—
Weighted average number of common stock outstanding		207,956,184		203,689,881

Number of shares with dilutive effects (Note)		—		—

Diluted income per share from discontinuing operations (in Korean won)	(Won)	1	(Won)	—

f.	Diluted Net Income Per Share

	2007 (6 months)		2008 (6 months)
Net income	(Won)	596,425	(Won)	314,605
Adjusted net income		596,425		314,605
Weighted average number of common stock outstanding		207,956,184		203,689,881

Number of shares with dilutive effects (Note)		—		—

Diluted net income per share (in Korean won)	(Won)	2,868	(Won)	1,545

For the purpose of calculating diluted income per share, all dilutive potential common stock were added to net income attributable to common stock holders and the weighted average number of shares outstanding, respectively. Diluted income per share is calculated by dividing adjusted income by the weighted average number of common stock and all dilutive potential common stock. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted income per share.

(Note)	Potential common stock as of December 31, 2007 and June 30, 2008 are as follows:

					Common shares to be issued
	Par value	Issue date	Maturity date	Exercisable Period	December 31, 2007	June 30, 2008
Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Other share-based payment	(Note 4)	March 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors	23,925	—
Other share-based payment	(Note 4)	March 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors	—	29,481

Total					441,710	447,266

(Note 1)	Exercise price of (Won)70,000 per common stock.
(Note 2)	Exercise price of (Won)57,000 per common stock.
(Note 3)	Exercise price of (Won)54,600 per common stock.
(Note 4)	Shares to be given subject to performance

17.	COMMITMENTS AND CONTINGENCIES

a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of June 30, 2008, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)58,426 million (121 cases) as of June 30, 2008. The Company accrued (Won)17,214 million as provisions related to the litigation as of June 30, 2008. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of June 30, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Amount		Related companies
Bank overdraft	(Won)	1,020,900	KT, TSC, KT Capital, KTF and KTR
Commercial paper issuance		321,000	KT, TSC and KT Capital
Collateralized loan on accounts receivable - trade		700,000	KT
Note discount		10,000	KTL
Working capital loans		1,000	KTSC and Nasmedia
	USD	7,000
Letters of credit	USD	95,000	KT, KTP, KTSC, KTR and KT Capital
Collection for foreign currency denominated checks	USD	1,000	KT
Foreign currency guarantee	USD	1,075	KTSC

Total	(Won)	2,052,900
	USD	104,075

As of June 30, 2008, the Company has construction performance guarantee agreements with Korea Software Financial Cooperative and other four financial institutions with guarantee limits of USD 2,885 thousand, SAR (Saudi Arabia Riyal) 735 thousand and (Won)192,880 million.

Loss on sale of accounts receivable from the transfer of those receivables amounted to (Won)341 million for the six months June 30, 2008, and accounts receivable sold but not matured as of June 30, 2008 are (Won)19,838 million.

c.	Stockholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a stockholders’ agreement related to shares of KTF. Under the stockholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

e.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

18.	DERIVATIVES

For the year ended December 31, 2007 and the six months ended June 30, 2008, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Transaction parties	Description
Interest rate swap	Merrill Lynch and others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swap	Merrill Lynch and others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period

Combined interest rate currency swap	Merrill Lynch and others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

Currency forward	Kookmin Bank	Exchange a specified currency at the agreed exchange rate at a specified date

Currency future	Dongyang Futures Trading Co., Ltd.	Futures contract that specifies the price at which a specified currency can be bought or sold at a future date

Futures synthetic	Kookmin Bank	Futures contract that is similar to currency future has the characteristics of call and put options.

Put option	PT.Mobile-8	A contract giving the right to sell an underlying security at a specified price

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2007 and June 30, 2008 are as follows (in millions of Korean won and thousands of U.S. dollars):

	December 31, 2007
			Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Non-Current)		Liabilities (Current)
Interest rate swap	(Won)	486,540
	USD	100,000	(Won)	493	(Won)	—	(Won)	3,944
Currency swap (Note)	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	715,165		105		—		125,548
Currency forward	JPY	325,000		98		—		—
Put option		—		—		1,971		—

Total	(Won)	486,540
	USD	1,035,165
	JPY	325,000	(Won)	696	(Won)	3,681	(Won)	132,325

	June 30, 2008
			Fair value
Type of transaction	Contract Amount		Assets (Current)		Assets (Non-current)		Liabilities (Current )
Interest rate swap	(Won)	316,540
	USD	100,000	(Won)	2,230	(Won)	295	(Won)	5,460
Currency swap (Note)	USD	220,000		23		23,307		—
Combined interest rate currency swap (Note)	USD	1,215,165		1,720		55,420		66,923
	JPY	19,500,000
Currency forward	JPY	325,000		557		—		—
Put Option		—		8,160		—		—

Total	(Won)	316,540
	USD	1,535,165
	JPY	19,825,000	(Won)	12,690	(Won)	79,022	(Won)	72,383

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of December 31, 2007 and June 30, 2008 are as follows (in thousands of U.S. dollars and Japanese yen and millions of Korean won):

					Fair value (Non-current)
Type of transaction	Contract date	Maturity date	Contract amount		December 31, 2007		June 30, 2008
Currency swap	April 4, 2007	April 11, 2012	USD	200,000	(Won)	1,170	(Won)	23,307
	January 4, 2008	January 11, 2011	JPY	12,500,000		—		14,223
	March 20, 2008	March 31, 2011	USD	50,000		—		3,456
	March 20, 2008	March 31, 2012	USD	110,000		—		8,323
	February 12, 2008	February 25, 2011	USD	70,000		—		7,717
	February 13, 2008	February 25, 2011	USD	35,000		—		3,919
	February 13, 2008	February 25, 2011	USD	30,000		—		3,183
Combined interest rate currency swap	February 14, 2008	February 25, 2011	USD	20,000		—		2,313
	February 14, 2008	February 25, 2011	USD	20,000		—		2,334
	March 3, 2008	December 13, 2010	USD	70,000		—		8,107
	April 18, 2008	April 28, 2011	JPY	4,000,000		—		458
	April 21, 2008	April 28, 2011	JPY	3,000,000		—		990
	June 11, 2008	June 20, 2011	USD	50,000		—		88
	June 11, 2008	June 20, 2011	USD	15,000		—		34
	June 13, 2008	June 20, 2011	USD	30,000		—		275

Total			USD JPY	700,000 19,500,000	(Won)	1,170	(Won)	78,727

Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from fixed (variable) rate foreign currency bonds and as of June 30, 2008, the gain and loss on valuation of the swap contract amounting to (Won)10,788 million and (Won)1,018 million, net of income tax effect, are included in accumulated other comprehensive income and minority interests and for the six months ended June 30, 2008 the gain on valuation of the swap contract totaling (Won)66,331 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until April 11, 2012. Approximately (Won)3,946 million of net derivative gain included in accumulated other comprehensive income at June 30, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivative contracts for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	2007 (6 months)
	Valuation gain						Valuation loss
Type of transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	2,316	(Won)	—	(Won)	2,316	(Won)	2,717	(Won)	—	(Won)	2,717
Currency swap		—		—		—		3,848		—		3,848
Combined interest rate currency swap		4,468		—		4,468		1,051		—		1,051
Put option		304		—		304		—		—		—

Total	(Won)	7,088	(Won)	—	(Won)	7,088	(Won)	7,616	(Won)	—	(Won)	7,616

	2008 (6 months)
	Valuation gain						Valuation loss						Valuation gain (Note)
Type of transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	864	(Won)	—	(Won)	864	(Won)	2,115	(Won)	—	(Won)	2,115	(Won)	—
Currency swap		2,856		21,040		23,896		—		—		—		557
Combined interest rate currency swap		61,970		45,291		107,261		—		—		—		10,128
Currency forwards		459		—		459		—		—		—		—
Put option		6,189		—		6,189

Total	(Won)	72,338	(Won)	66,331	(Won)	138,669	(Won)	2,115	(Won)	—	(Won)	2,115	(Won)	10,685

(Note)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity, are included in equity.

19.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or stockholders’ equity.

a.	Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are consolidated. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that an entity which the Company has significant influence, generally including those in which it owns 20-50% of total outstanding voting stock, should not be consolidated; rather that entity should be accounted for under the equity method of accounting.

The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method (in millions of Korean won):

	Percentage of ownership (%)		Carrying value
	December 31, 2007	June 30, 2008	December 31, 2007		June 30, 2008
Entity
Listed :
Olivenine	19.2	19.5	(Won)	21,431	(Won)	21,680
KTSC	36.9	36.9	(Won)	12,338	(Won)	12,391
KTF music (formerly, “Bluecord Technology”	35.3	35.3	(Won)	19,526	(Won)	19,605
Unlisted :
KTP	44.9	44.9	(Won)	28,848	(Won)	30,932
SFNH BF-(1)	43.3	43.3	(Won)	12,978	(Won)	13,038
Doremi Media	—	—		—		—

The quoted market values (based on closing KOSDAQ prices) of Olivenine, KTF music and KTSC shares held by the Company is (Won)12,904 million, (Won)17,069 million and (Won)12,451 million as of June 30, 2008, respectively.

As discussed at Note 19 c, for the year ended December 31, 2005, the Company recognized an other-than-temporary impairment loss under U.S. GAAP amounting to (Won)9,595 million relating to KTSC due to the significant decrease of the quoted market value.

The Company acquired additional shares of KTF during the period from February 28, 2006 to September 15, 2006. The Company’s ownership percentage of KTF increased from 44.6% to 50.8% as a result of the series of acquisition. Percentage of ownership exceeded 50% as of August 21, 2006 and accordingly, the Company became the majority stockholder and began to consolidate the financial statements of KTF under U.S. GAAP which were previously accounted for using the equity method until August 20, 2006.

After acquisition, KTF purchased 12,777,510 shares and retired 8,486,000 shares of treasury stock through June 30, 2008. Due to this purchase and retirement of treasury stock by KTF, the percentage of ownership of KTF is 54.2% as of June 30, 2008 and the Company recognized additional goodwill accounting to (Won)65,184 million.

KTFT (owned 73.1% by KTF), KTFM (owned 51.0% by KTF), and KTFI (owned 99.0% by KTF), are consolidated by KTF, accordingly these companies were consolidated in the Company’s consolidated financial statements beginning August 21, 2006. In addition, as of August 21, 2006, Sidus FNH, which is owned 35.7% and 15.3% by KT and KTF, respectively, was consolidated.

Presented below is the summarized combined financial information of those entities that are consolidated under Korea GAAP but not for U.S. GAAP, prepared in accordance with Korean GAAP as of December 31, 2007 and June 30, 2008 and for the six months ended June 30, 2007 and 2008 (in millions of Korean won):

	December 31, 2007		June 30, 2008
Current assets	(Won)	169,535	(Won)	178,637
Non-current assets		179,439		198,862

Total assets		348,974		377,499

Current liabilities		115,068		117,531
Non-current liabilities		33,817		53,493

Total liabilities		148,885		171,024

Net assets	(Won)	200,089	(Won)	206,475

	2007 (6 months)		2008 (6 months)
Operating revenues	(Won)	82,542	(Won)	135,559
Operating income	(Won)	4,787	(Won)	8,573
Net earnings	(Won)	4,902	(Won)	3,920

	2007 (6 months)		2008 (6 months)
Net cash provided by operating activities	(Won)	123	(Won)	6,937
Net cash used in investing activities		2,155		(48,735)
Net cash used in financing activities		(10,217)		16,791

Net increase (decrease) in cash and cash equivalents		(7,939)		(25,007)
Cash and cash equivalents at beginning of the year		69,425		47,185

Cash and cash equivalents at end of the year	(Won)	61,486	(Won)	22,178

b.	Debt and Equity Securities

Under Korean GAAP, non-marketable securities classified as available-for-sale securities are carried at cost or fair value if applicable with unrealized holding gains and losses reported as a capital adjustment, net of tax. For U.S. GAAP purposes, investment in non-marketable equity securities are accounted for under the cost method or the equity method of accounting in accordance with Accounting Principles Board Opinion (“APB”) No. 18.

Under Korean GAAP, available-for-sale securities, whose likelihood of being disposed within one year from the balance sheet date is probable, are classified as current. Under U.S. GAAP, when the disposition of available-for-sale securities within one year is reasonably expected, available-for-sale securities are classified as current.

For U.S. GAAP purposes, the Company accounts for marketable equity and debt investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•

Debt and equity securities that are bought and held principally for the purpose of selling in the short term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•

Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized.

Information under U.S. GAAP with respect to investments under SFAS No. 115 at December 31, 2007 and June 30, 2008 is as follows (in millions of Korean won):

	December 31, 2007
	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	25,488	(Won)	19,705	(Won)	297	(Won)	44,896
Debt securities (available-for-sale)		5,156		—		—		5,156

	(Won)	30,644	(Won)	19,705	(Won)	297	(Won)	50,052

	June 30, 2008
	Cost or amortized cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair value
Equity securities (available-for-sale)	(Won)	25,072	(Won)	12,947	(Won)	5,102	(Won)	32,917
Debt securities (available-for-sale)		3,152		299		—		3,451

	(Won)	28,224	(Won)	13,246	(Won)	5,102	(Won)	36,368

The proceeds from sales of available-for-sale securities were (Won)682,130 million and (Won)2,663 million for the six months ended June 30, 2007 and 2008, respectively. The realized gains on those sales were (Won)3,430 million and (Won)2,146 million for the six months ended June 30, 2007 and 2008, respectively. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

Under Korean GAAP, when the subsequent recoveries of impaired available-for-sale securities and held-to-maturity securities result in an increase of their carrying amount, the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities.

Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity securities is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income. However, there were no subsequent recoveries of impaired available-for-sale securities for the six months ended June 30, 2007 and 2008, respectively.

c.	Goodwill Impairment including Investor-level Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life not exceeding 20 years. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is amortized by the straight-line method over its estimated useful life.

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts. The investor-level goodwill is tested for impairment in accordance with APB No. 18. The investor-level goodwill, which is recorded only at the investor’s financial statements, represents the excess of the acquisition cost of equity method investees over the fair value of investor’s share of net identifiable assets acquired.

The changes in the carrying amount of goodwill which is recorded in the PCS segment for the years ended December 31, 2007 and the six months ended June 30, 2008 are as follows (in millions of Korean won):

Balance as of January 1, 2007	(Won)	507,811
Goodwill acquired during the period		18,745

Balance as of December 31, 2007		526,556
Goodwill acquired during the period		23,227

Balance as of June 30, 2008	(Won)	549,783

d.	Equity Method Accounting

Under Korean GAAP, a put and call combination contract should be recorded as a right and obligation of the Company to acquire shares in accordance with the terms of the contract. Accordingly, the Company recorded the right and obligation of the option contract as additional equity method investment securities and long-term accounts payable.

Under U.S. GAAP, the potential equity ownership that may become available to the Company upon exercise of the option is not recorded prior to exercise, as the Company does not have legal ownership of the underlying shares. However, based on the nature of the Company’s arrangement to potentially acquire additional shares in KDB, the Company has resumed recognition of its share of investee losses, and during 2005, recorded losses incurred from the date that its existing investment was reduced to nil. Therefore, the amount recognized in earnings under U.S. GAAP is the same as that recognized under Korean GAAP, except for the effect of other differences described herein.

e.	Additional Equity Investments in and Transactions of Subsidiaries

Under Korean GAAP, subsequent to acquiring a controlling financial interest in a subsidiary, additional equity investments by the Company in subsidiaries stock and other equity transactions of subsidiaries are accounted for assuming such transactions occur as of the date of audited or reviewed financial statements of the acquired subsidiary closest to the date of acquisition. In addition, the difference between the Company’s cost of the acquired additional interest and the corresponding share of stockholders’ equity of the acquired subsidiary is presented as an adjustment to capital surplus.

Under U.S. GAAP, such equity investments in and transactions of affiliates and subsidiaries are recorded and accounted for as of the date the transaction occurs. As a result, the Company has a different basis in its equity investments in the subsidiaries under Korean GAAP as compared to U.S. GAAP. Therefore, any gains or losses recorded by the Company (which are recorded as capital transactions in stockholders’ equity) when an equity investee sells shares of its stock will be different under U.S. GAAP as compared to Korean GAAP. In addition, under U.S. GAAP, the cost of an additional equity interest would be allocated based on the fair value of net tangible and identifiable assets acquired and liabilities assumed, with the excess allocated to goodwill.

f.	Intangible Assets

Under Korean GAAP, prior to January 1, 2003, development costs and organization costs were deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Company adopted SKAS No. 3 “Intangible Assets”, which requires organization costs to be expensed as incurred. As allowed by the transition clause of the statement, development costs prior to January 1, 2003 were not applied to the statement. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal-use software development costs. Therefore, accounting for such costs under Korean GAAP is consistent with U.S. GAAP for periods after adoption of SKAS No. 3. The variance between Korean GAAP and U.S. GAAP due to development costs incurred before January 1, 2003 was fully reconciled by the end of 2005 as the assets became fully amortized under Korean GAAP. Consequently, as of December 31, 2005, there is no reconciling item in stockholders’ equity relating to GAAP difference for intangible assets.

However, in 2006 as KTF became a consolidated subsidiary of the Company as of August 21, 2006, KTF held frequency usage rights which were capitalized prior to January 1, 2003 under Korean GAAP. Accordingly, the reconciliation amounts reflected in stockholders’ equity as of December 31, 2007 and June 30, 2008 relate to differences in accounting for frequency usage rights held by KTF.

Under Korean GAAP, the frequency usage right related to the second generation (“2G”) paid by the initial stockholders to obtain the operating licenses prior to the establishment of KTM.Com Co., Ltd. (“KTM”), which was merged into KTF in 2001, was not recognized as an intangible asset in applying purchase accounting of KTM by KT in 2000.

Under U.S. GAAP, the 2G frequency usage right was considered as indefinite lived intangible assets and thus in the process of purchase accounting of KTM, KT recognized the frequency usage right at fair value. However, on December 31, 2005, the Korea Communication Act (“Act”) was revised effective July 1, 2006. Under the revised Act, the frequency usage right of 2G will expire by June 2011. Thus, KTF amortizes the frequency usage right of 2G over the remaining useful life under U.S. GAAP for the year ended December 31, 2007 and the six months ended June 30, 2008.

Identifiable intangible assets determined in accordance with U.S. GAAP as of December 31, 2007 and June 30, 2008 are presented below (in millions of Korea won):

	December 31, 2007
	Gross carrying amount		Accumulated amortization		Net amount
Amortized intangible assets:
Internal-use software	(Won)	775,845	(Won)	464,290	(Won)	311,555
Frequency usage rights		1,465,990		460,757		1,005,233
Buildings and facility utilization rights		126,742		73,437		53,305
Other		307,372		196,180		111,192

Total	(Won)	2,675,949	(Won)	1,194,664	(Won)	1,481,285

	June 30, 2008
	Gross carrying amount		Accumulated amortization		Net amount
Amortized intangible assets:
Internal-use software	(Won)	800,351	(Won)	522,890	(Won)	277,461
Frequency usage rights		1,465,990		527,556		938,434
Buildings and facility utilization rights		127,416		76,718		50,698
Other		320,181		202,167		118,014

Total	(Won)	2,713,938	(Won)	1,329,331	(Won)	1,384,607

Amortization expense:
For the six months ended June 30, 2007					(Won)	98,663 million
For the six months ended June 30, 2008						150,028 million

Estimated amortization expense:

Year ending June 30,
2009	(Won)	311,444
2010		297,138
2011		150,898
2012		141,553
2013		117,115

The weighted-average amortization period of total amortized intangible assets, internal-use software, frequency usage rights and utilization rights are 9 years, 6 years, 11 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization.

g.	Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property and equipment placed in service at any time during the first half of the year received a full year of depreciation expense, and property and equipment placed in service at any time during the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT adopted the policy, also acceptable under Korean GAAP, whereby property and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

Under U.S. GAAP, property and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company’s in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

Under U.S. GAAP, property and equipment is generally depreciated by using the declining-balance method except for the assets of certain subsidiaries, buildings and structures acquired in 1995 and thereafter which are depreciated using the straight-line method.

Under U.S. GAAP, the useful lives of property and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10 - 40 years
Machinery and equipment	3 - 15 years
Vehicles	3 - 10 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	3 - 8 years

h.	Interest Capitalization

Under Korean GAAP, prior to January 1, 2003, interest was capitalized on borrowings related to the construction of all property and equipment and IMT-2000 frequency usage right, incurred prior to completing the acquisition, as part of the cost of such assets. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations. For Korean GAAP purpose, the Company adopted in 2003 the accounting policy not to capitalize such financing costs prospectively.

Under U.S. GAAP, interest costs related to certain assets that are routinely manufactured or otherwise produced in large quantities on a regular basis are not in the scope of interest capitalization. In addition, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use.

Under U.S. GAAP, details of interest capitalization for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
Total interest costs incurred	(Won)	258,542	(Won)	214,820
Interest capitalized		5,934		9,158

Amounts charged to expense	(Won)	252,608	(Won)	205,662

i.	Revenue Recognition

Under Korean GAAP, non-refundable service installation fees for telephone and initial subscription fees for broadband internet access and PCS services are recognized as revenue when installation and initiation services are rendered. The related direct incremental acquisition costs are expensed as incurred.

Under U.S. GAAP, service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The expected terms of customer relationships for telephone, broadband internet access and leased-line service, and PCS are 15 years, 3 years and 4 years, respectively. The related incremental direct costs related to customer acquisition are deferred and recognized over the period of the customer relationship.

Under Korean GAAP, handset subsidy paid by the Company is accounted as expenses. However, under U.S. GAAP, the handset subsidy is treated as reduction of revenue in accordance with EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer”.

j.	Income Taxes

Under Korean GAAP, effective January 1, 2005, due to the adoption of SKAS No. 16 “Income Taxes”, deferred income taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. Any adjustments to income tax provision attributable to prior years are included in income tax expense (benefit). Consequently, there is no GAAP difference in terms of deferred income taxes on unrealized gains and losses on investment securities.

Under U.S. GAAP, deferred income taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported as other comprehensive income. Any adjustments to income tax provision attributable to prior years are included in income tax expense (benefit).

Under Korean GAAP, recognition of deferred income tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is interpreted to mean within 5 years. The Company does not believe it is probable to realize such benefit within 5 years.

Under U.S. GAAP, deferred income tax assets are recognized for an excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures). However, deferred income tax assets related to consolidated subsidiaries are recognized only “if it is apparent that the temporary difference will reverse in the foreseeable future.”

Under Korean GAAP, prior to January 1, 2005, all deferred income tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred income tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP.

Under Korean GAAP, in accordance with SKAS No. 16, effective from January 1, 2005, the Company did not recognize deferred income tax liabilities of (Won)21,363 million related to equity in gains of affiliates as of December 31, 2006 since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Under U.S. GAAP, deferred income tax liabilities are fully recognized for an excess of the amount for financial reporting over the tax basis of an investment in domestic subsidiaries and corporate joint ventures, unless the investment in the subsidiary can be recovered tax-free under local tax laws and management expects that it will ultimately use that means. However, deferred income tax liabilities are not recognized in an investment in a more than 50 percent-owned foreign subsidiary or foreign corporate joint venture that is essentially permanent in duration.

Under U.S. GAAP, effective January 1, 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109), by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effect(s) of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle.

k.	Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property and equipment, were included in results of operations. Effective January 1, 2003 the Company adopted SKAS No. 7, “Capitalization of Financing Costs”. As allowed by the standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property and equipment) in the results of operations.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included. Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property and equipment and related depreciation expense under Korean GAAP are reversed.

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency translation gain and loss.

Under U.S. GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain and loss is included in the results of operations.

l.	Convertible Notes

Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities”, which requires that convertible notes be categorized as available-for-sale securities and reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and a consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation. All the convertible notes, which were issued by KTF in 2002, were redeemed for cash on their maturity date (November 29, 2005).

For U.S. GAAP purposes, convertible notes are considered a hybrid instrument with a conversion option embedded in the debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion option is bifurcated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument is classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. As mentioned above, the face value of notes of (Won)370,000 million were repaid on November 29, 2005, and the Company does not have any convertible notes as of December 31, 2007 and June 30, 2008.

m.	Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity; rather, it is presented between liabilities and stockholders’ equity item in the consolidated balance sheet.

The differences relating to minority interest in net profit between Korean GAAP and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

n.	Stockholder’s Agreement between KT and DoCoMo

Under Korean GAAP, stockholders’ agreement between the Company and DoCoMo is regarded as a contingency which does not require recognition other than disclosure.

Under U.S. GAAP, the agreement is regarded as a guarantee provided by the Company to DoCoMo on behalf of KTF and is subject to FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Upon commencement of the guarantee, the Company evaluated fair value of the guarantee and obtained fair value. However, the fair value of the guarantee was immaterial and the Company did not record the guarantee.

o.	Other

Korean GAAP requires gains and losses from the sale of property and equipment and impairment write-downs to be included as part of non-operating revenues (expenses). Under U.S. GAAP, gains and losses from the sale of property and equipment and impairment write-downs are required to be recorded as a component of operating income.

Under Korean GAAP, purchase of treasury stock is regarded as temporary and does not impact the ownership percentages of stockholders unless there is an explicit purpose of retirement of the repurchased shares in accordance with resolution of board of directors or stockholders’ meeting. Under U.S. GAAP, purchase of treasury stock results in a change of an entity’s ownership structure and ownership percentages of stockholders.

p.	Comprehensive Income

Prior to January 1, 2007, Korean GAAP did not require to present comprehensive income, however, effective January 1, 2007, the Company adopted SKAS No. 21, “Preparation and Presentation of Financial Statements 1”, which requires separate disclosure of the details of comprehensive income. Consequently, there is no GAAP difference as of June 30, 2008, in terms of disclosure of comprehensive income and its components.

Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in stockholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

Comprehensive income for the six months ended June 30, 2007 and 2008 and accumulated other comprehensive income balances as of June 30, 2007 and 2008 are summarized as follows (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	640,668	(Won)	385,431
Other comprehensive income, net of tax :
Foreign currency translation adjustments		2,620		20,894
Unrealized gains on investments :
Unrealized holding gains, net of tax of ((Won)4,264) million and (Won)2,838 million in 2007 and 2008, respectively		(11,242)		7,482
Less : reclassification adjustment for gains (losses) realized in net earning due to disposal, net of tax of (Won)1,119 million and ((Won)493) million in 2007 and 2008, respectively		2,951		(1,300)
Unrealized gains on valuation of derivatives, net of tax of (Won)- million and (Won)2,383 million in 2007 and 2008, respectively		—		6,283

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	634,997	(Won)	418,790

Accumulated other comprehensive income (loss) balances :
Foreign currency translation adjustments	(Won)	(14,255)	(Won)	23,314
Unrealized gains on investments		61,838		81,657
Unrealized gains on valuation of derivatives		—		8,307

	(Won)	47,583	(Won)	113,278

q.	Statements of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTP, KTSC, SFNH BF-(1), Olivenine, KTF Music and Doremi Media, which are accounted for under the equity method under U.S. GAAP.

Under Korean GAAP, cash flows from contributions that are restricted for the purposes of constructing are included in investing activities. For U.S. GAAP purposes, those cash flows are included in financing activities. In addition, under Korean GAAP cash flows from initial consolidation or deconsolidation of subsidiary is presented as a separate line whereas for U.S. GAAP purposes, it is categorized as investing activities net of cash paid or received.

r.	Significant New Accounting Pronouncements

(i)	In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)) which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations after December 31, 2008.

(ii)	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160) which amends ARB 51 to establish new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) noncontrolling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Management is currently evaluating the effects, if any, that SFAS No. 160 may have on the Company’s financial condition and results of operations.

(iii)	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” (SFAS No. 161), that expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133). SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008.

(iv)	In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”) that is intended to improve financial reporting by identifying a consistent framework, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchanges Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

(v)	In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60” (SFAS No. 163) that clarifies how FASB Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities and also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities and requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. Management is currently evaluating the effects, if any, that SFAS No. 163 may have on the Company’s financial condition and results of operations.

s.	U.S. GAAP Reconciliations

The effects of the significant adjustments to net earnings for the six months ended June 30, 2007 and 2008 and stockholders’ equity as of December 31, 2007 and June 30, 2008 which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows (in millions of Korean won except per share data):

	Note reference	2007 (6 months)		2008 (6 months)
Net income (attributable to equity holders of the parent) in accordance with Korean GAAP		(Won)	596,425	(Won)	314,605
Adjustments:
Equity in income of associates:
Reversal of goodwill amortization	19.c		133,103		81,746
Additional acquisitions of equity investees	19.e		(7,370)		1,848
Intangible assets	19.f		(3,150)		(6,832)
Property and equipment	19.g		(142,992)		(64,087)
Interest capitalization (including related depreciation), net	19.h		658		1,113
Capitalized foreign exchange transactions, net	19.h		1,835		446
Service installation fees	19.i		(2,295)		(24,960)
Deferred income tax - methodology difference	19.j		(19,152)		8,519
Deferred income tax effects of U.S. GAAP adjustments	19.j		35,749		15,212
Miscellaneous accounts	19.j		39,075		43,566
Minority interest income	19.m		8,782		14,255

			44,243		70,826

Net earnings as adjusted in accordance with U.S. GAAP		(Won)	640,668	(Won)	385,431

The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2007 and 2008:

	2007 (6 months)				2008 (6 months)
	Diluted		Basic		Diluted		Basic
CONSOLIDATED
Earnings from continuing operations	(Won)	640,351	(Won)	640,351	(Won)	385,431	(Won)	385,431
Earnings from discontinuing operations		317		317		—		—

Net earnings available		640,668		640,668		385,431		385,431

AVERAGE EQUIVALENT SHARES
Shares of common stock outstanding		207,956,184		207,956,184		203,689,881		203,689,881
Dilutive effect of convertible notes		—		—		—		—

Total average equivalent shares		207,956,184		207,956,184		203,689,881		203,689,881

PER SHARE AMOUNTS
Earnings from continuing operations	(Won)	3,079	(Won)	3,079	(Won)	1,892	(Won)	1,892
Earnings from discontinuing operations		2		2		—		—

Net earnings per share	(Won)	3,081	(Won)	3,081	(Won)	1,892	(Won)	1,892

Basic earnings per share is computed on the basis of the weighted-average number of common stock outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common stock outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common stock that would have been outstanding had the dilutive potential common stock been issued at the beginning of the period. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the convertible notes. Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

	Note reference	December 31, 2007		June 30, 2008
Stockholders’ equity in accordance with Korean GAAP		(Won)	11,137,766	(Won)	10,970,237
Adjustments:
Goodwill impairment	19.c		(12,947)		(12,947)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization	19.c		846,305		928,051
Impairment loss relating to equity investee	19.c		(1,462,443)		(1,462,443)
Additional acquisitions of equity investees	19.e		766,291		782,305
Different useful life of intangibles	19.f		111,631		111,631
Intangible assets	19.f		53,010		46,178
Accumulated depreciation	19.g		(510,021)		(574,108)
Interest capitalization, net	19.h		67,822		68,935
Capitalized foreign exchange transactions, net	19.h		(3,896)		(3,450)
Service installation fees	19.i		(481,618)		(506,578)
Deferred tax - methodology difference	19.j		28,518		39,818
Deferred tax effects of U.S. GAAP adjustments	19.j		226,605		241,817
Miscellaneous accounts	19.j		(44,704)		(1,138)
Minority interest	19.m		(2,283,928)		(2,188,504)

			(2,699,375)		(2,530,433)

Stockholders’ equity as adjusted in accordance with U.S. GAAP		(Won)	8,438,391	(Won)	8,439,804

t.	Condensed Consolidated U.S. GAAP Financial Information

Condensed consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2007 and June 30, 2008 are presented as follows (in millions of Korean won):

	December 31, 2007		June 30, 2008
Current assets
Accounts receivable–trade	(Won)	2,510,955	(Won)	2,894,835
Other current assets		2,974,231		3,013,219

Total current assets		5,485,186		5,908,054

Investments		413,012		554,413
Property and equipment, net		14,670,821		14,641,825
Goodwill		557,119		600,349
Other assets		2,897,283		3,155,059

Total assets	(Won)	24,023,421	(Won)	24,859,700

Current liabilities
Accounts payable–trade	(Won)	1,009,032	(Won)	1,206,408
Other current liabilities		4,144,455		3,875,884

Total current liabilities		5,153,487		5,082,292

Long-term debt, excluding current portion		5,970,098		7,076,718
Other long-term liabilities		2,310,831		2,209,370

Total liabilities		13,434,416		14,368,380

Minority interest in consolidated subsidiaries		2,150,614		2,051,516

Stockholders’ equity		8,438,391		8,439,804

Total liabilities, minority interest and stockholders’ equity	(Won)	24,023,421	(Won)	24,859,700

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
Beginning of the period	(Won)	8,037,993	(Won)	8,438,391
Net earnings		640,668		385,431
Foreign currency translation adjustments		2,620		20,894
Unrealized gains on investments, net of tax		(8,291)		6,182
Sale (purchase) of treasury stock, net		(84,120)		(11,904)
Dividends		(416,191)		(407,374)
Adoption of FIN 48		(58,669)		—
Other, net of tax		1,436		8,184

End of the period	(Won)	8,115,446	(Won)	8,439,804

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the six months ended June 30, 2007 and 2008, respectively, are set out below (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	640,668	(Won)	385,431
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		1,741,837		1,703,981
Provision for doubtful accounts		53,621		64,468
Loss on disposal of property and equipment, net		22,073		28,172
Equity in income of associates, net		(101,153)		(120,703)
Deferred income tax benefit		(58,723)		(130,439)
Gain on disposal of available-for-sale securities, net		(3,581)		(3,425)
Foreign currency translation gain (loss), net		(4,813)		207,419
Gain (loss) on settlement and valuation of derivatives, net		1,881		(136,770)
Minority interest in earnings (losses) of consolidated subsidiaries		59,533		(26,670)
Changes in assets and liabilities related to operating activities:
Notes and accounts receivable		(40,483)		(544,103)
Inventories		(76,108)		(174,650)
Advance payments		(12,354)		(15,484)
Notes and long-term accounts receivable		(2,669)		(230,019)
Accounts payable		61,246		238,195
Advance receipts		66,589		8,705
Income taxes payable		81,111		(133,124)
Prepaid expenses		(51,887)		(81,387)
Withholdings		14,360		19,329
Accrued expenses		178,125		195,844
Refundable deposits for telephone installation		(29,923)		(28,005)
Payment of severance indemnities		126,811		83,637
Deposits for severance indemnities		(75,106)		(50,626)
Other, net		(71,427)		(104,562)

Net Cash Provided by Used in Operating Activities		2,519,628		1,155,214

CASH FLOWS FROM INVESTING ACTIVITIES :
Acquisition of property and equipment		(1,525,250)		(1,617,596)
Disposal of property and equipment		49,622		28,978
Decrease (increase) in short-term investments, net		(14,078)		158,075
Disposal of available-for-sale securities		682,130		2,663
Decrease in equity method investment securities		989		1,047
Collection of held-to-maturity securities		3		—
Acquisition of available-for-sale securities		(574,171)		(23,740)
Acquisition of equity method investment securities		(1,000)		(118,923)
Acquisition of held-to-maturity securities		(6)		(8,000)
Acquisition of assets and liabilities of consolidated subsidiaries		(7,552)		(6,394)
Other, net		(268,787)		(78,751)

Net Cash Provided by Used in Investing Activities		(1,658,100)		(1,662,641)

CASH FLOWS FROM FINANCING ACTIVITIES :
Payment of dividends		(472,774)		(408,242)
Increase (Repayment) of short-term borrowings, net		(4,021)		84,201
Repayment of long-term borrowings and current portion of bond and long-term borrowings		(622,852)		(873,351)
Increase in long-term borrowings		545,201		1,365,985
Acquisition of treasury stock		(84,001)		(12,566)
Capital transactions in consolidated entities including disposal (acquisition) of treasury stock and dividend		(9)		(106,480)
Other, net		(74,295)		20,036

Net Cash Provided by (Used in) Financing Activities		(712,751)		69,583

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		148,777		(437,844)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		1,759,144		1,337,852

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	1,907,921	(Won)	900,008

Supplemental schedule:
Cash paid for interest (net of amounts capitalized)	(Won)	215,668	(Won)	207,597
Cash paid for income taxes	(Won)	190,942	(Won)	283,240

20.	ADDITIONAL U.S. GAAP DISCLOSURES

a.	Income Tax Expense

The components of income tax expense for the six months ended June 30, 2007 and 2008 are as follows (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
Current income tax expense	(Won)	270,681	(Won)	166,066
Deferred income tax expense		(58,723)		(130,439)

Income tax expense	(Won)	211,958	(Won)	35,627

Substantially all income before income taxes and related income tax expense (benefit) are attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the six months ended June 30, 2007 and 2008 for the following reasons (in millions of Korean won):

	2007 (6 months)		2008 (6 months)
Provision for income taxes at statutory tax rates	(Won)	250,724	(Won)	114,670
Investment tax credits		(75,859)		(90,587)
Additional income tax payment (refund) related to prior year		(9,388)		(5,027)
Non-temporary difference		16,553		16,436
Changes in deferred income tax unrecognized		14,992		31,980
Others		14,936		(31,845)

Actual provision for income taxes	(Won)	211,958	(Won)	35,627

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 23.2% and 8.5% for the six months ended June 30, 2007 and 2008, respectively.

As of June 30, 2008, the Company recorded a total valuation allowance of (Won)43,587 million related to its deferred income tax assets. This amount includes a valuation allowance of (Won)27,878 million for the total tax benefits related to loss carryforwards. Certain subsidiaries including TSC did not recognize deferred income tax assets which resulted from the tax effects of tax loss carryforwards of (Won)101,375 million in excess of taxable differences and future taxable income.

In assessing the recoverability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differenced become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and tax carryforwards.

Upon adoption of FIN 48 as of January 1, 2007, the Company recorded a decrease to retained earnings of (Won)58,667 million as a cumulative effect of the liability for uncertain tax positions. At January 1, 2007, the Company had (Won)67,142 million of total gross unrecognized tax benefits, of which (Won)46,386 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. At December 31, 2007 and June 30, 2008 the amount of unrecognized tax benefits that would favorably affect the effective income tax rate in future periods was (Won)441 million and (Won)516 million, respectively. These amounts consider the guidance in FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48.” The liability for uncertain tax positions is classified as a non-current liability.

A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows (in millions of Korean won):

	2007 (12 months)		2008 (6 months)
Beginning balance	(Won)	67,142	(Won)	6,450
Additions to tax positions recorded during the current period		3,303		901
Additions to tax positions recorded during prior periods		—		71
Reductions to tax positions recorded during prior periods		—		—
Reductions to tax positions due to a lapse of statutory limitations		—		—
Reductions for settlement		(63,995)		(3,303)

Ending balance	(Won)	6,450	(Won)	4,119

The Company’s practice is to classify interest on uncertain tax positions in non-operating expense. The Company recognized (Won)311 million and (Won)101 million in penalties for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. The Company had (Won)477 million and (Won)387 million accrued for the payment of penalties as of December 31, 2007 and June 30, 2008, respectively.

The Company has open tax years ranging from 2003 to 2008, by which our taxes remain subject to examination. However, the Company does not anticipate that the total amount of unrecognized tax benefits will significantly change in the next 12 months.

b.	Fair Value of Financial Instruments

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements, for all financial and nonfinancial assets and liabilities recognized at fair value in the consolidated financial statements on a recurring basis. The adoption of this statement did not change our previous accounting for financial assets and liabilities. The provisions of SFAS No. 157 will be applied to nonfinancial assets and liabilities that are recognized at fair value in the consolidated financial statements on a nonrecurring basis beginning January 1, 2009. Upon application of the remaining provisions of SFAS No. 157 on January 1, 2009, the Company will provide additional disclosures regarding our nonrecurring fair value measurements, including our annual impairment review of goodwill and intangible assets.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No.157 also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following fair value hierarchy table presents information regarding our assets and liabilities measured at fair value on a recurring basis as of June 30, 2008 (in millions of Korean won):

	Level 1		Level 2		Level 3		Total
ASSETS
Cash and cash equivalents	(Won)	—	(Won)	900,008	(Won)	—	(Won)	900,008
Short-term financial instruments		—		87,060		—		87,060
Trading securities		38,321		—		—		38,321
Available-for-sale securities :		36,368		—		—		36,368
Held-to-maturity securities		—		9,070		—		9,070
Derivative instruments assets :
• Interest rate swap		—		734		—		734
• Currency swap		—		23,330		—		23,330
• Combined interest rate currency swap		—		57,079		—		57,079
• Currency forwards		—		556		—		556
• Put option		—		—		8,161		8,161

Total	(Won)	74,689	(Won)	1,077,837	(Won)	8,161	(Won)	1,160,687

LIABILITIES
Derivative instruments liabilities :
• Interest rate swap		—		5,460		—		5,460
• Combined interest rate currency swap		—		66,922		—		66,922

Total	(Won)	—	(Won)	72,382	(Won)	—	(Won)	72,382

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash equivalents: The carrying amount of cash equivalents approximates fair value as maturities are less than three months. Fair values of cash equivalent instruments that do not trade on a regular basis in active markets are classified as Level 2. The cash equivalents are primarily comprised of trust deposit, RP, money market deposit account and money market funds.

Short-term financial instruments: The carrying amount of short-term financial instruments approximates fair value due to the short-term maturity. Fair values of short-term financial instruments are measured at the quoted price obtained from brokers for identical or comparable assets or liabilities. The short-term financial instruments are comprised of installment saving-type fund and others.

Trading securities: Trading securities are primarily comprised of beneficiary certificates. The beneficiary certificates are measured at fair value using the quoted price obtained from brokers, which is classified as Level 2.

Marketable equity securities: The fair value of marketable equity securities are measured using quoted market prices and accordingly, they are classified as Level 1 as they are traded in an active market for which closing stock prices are readily available.

Derivative instruments assets: The derivative instruments assets consist of cross currency interest rate swap and put option contracts. The fair value of cross currency interest rate swap derivatives is primarily based on the quoted price obtained from brokers. The Company generally classifies this instrument within Level 2 of the valuation hierarchy, however, the Company also classifies put option contracts that are valued based upon models with significant unobservable inputs as Level 3 of the valuation hierarchy. The fair value of the put option is measured using Black-Sholes option pricing model that utilizes unobservable inputs such as expectation about dividend and future volatility.

The following table provides a reconciliation of the beginning and ending balances for the six months ended June 30, 2008 of the Company’s put option, as the option is measured at fair value using significant unobservable inputs (in millions of Korean won):

Balances at beginning of period (January 1, 2008)	(Won)	1,971
Unrealized gain included in earnings		6,190
Unrealized gain (loss) included in other comprehensive income		—
Purchases, sales, issuances and settlements, net		—
Transfer in and/or (out) of Level 3		—

Balances as of June 30, 2008	(Won)	8,161

c.	Accrued Severance Indemnities

The Company expects to pay the following future benefits to its employees upon their normal retirement age (in millions of Korean won):

Year ending June 30,
2009	(Won)	5,288
2010		10,026
2011		16,336
2012		22,222
2013		42,861
2014 ~ 2018		491,838

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 9, 2009

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director